Exhibit 99.1

Precision Drilling Corporation

Notice of 2017 Annual and Special Meeting of Shareholders

To be held on May 17, 2017 10:00 a.m. Mountain Daylight Time (MDT) Eighth Avenue Place 525 – 8th Avenue SW, Suite 410 Calgary, Alberta T2P 1G1	Management Information Circular April 7, 2017

What’s Inside

	1	Notice of our 2017 Annual and Special Meeting of Shareholders

	2	Letter to Shareholders
Welcome to our 2017 Management Information Circular This document includes important information about Precision and the business of our 2017 annual and special meeting. The summary starting on the next page gives you an update on our performance for the year, governance at Precision and the key decisions affecting executive pay for 2016. Please take time to read the circular and remember to vote. We look forward to seeing you on May 17, 2017.	3	Summary of 2016
	9	Management Information Circular
	10	A – About the Annual and Special Meeting
		11	Voting
		18	About the Nominated Directors
	33	B – Governance
		34	Our Approach to Governance
		37	About the Board
		43	Expectations of Directors
	50	C – Executive Compensation
		51	Compensation Discussion and Analysis
		74	2016 Compensation Details
	82	D – Other Information
	83	Appendices
		83	A – Summary of the Omnibus Equity Incentive Plan
		87	B – Board of Directors Charter

Notice of our 2017 Annual and Special Meeting of Shareholders
When	Where
May 17, 2017	Eighth Avenue Place
10:00 a.m. Mountain Daylight Time (MDT)	525 – 8th Avenue SW, Suite 410
Calgary, Alberta T2P 1G1

Items of Business

1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31,
2016

2. Elect the directors

3. Appoint the auditors and authorize the directors to set the auditors’ fees

4. Participate in our ‘say on pay’ advisory vote

5. Approve a new omnibus equity incentive plan

6. Other business

Your Vote is Important

The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, and governance and executive compensation at Precision Drilling Corporation.

If you cannot attend the meeting, you can listen to a live audio webcast on our website (www.precisiondrilling.com).

By order of the Board of Directors,

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are Canada’s largest oilfield services company and one of the largest in the U.S. We also have operations in Mexico and the Middle East.

Our shares trade on the Toronto Stock Exchange under the symbol PD, and on the New York Stock Exchange under the symbol PDS.

Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 7, 2017

2017 Management Information Circular	1

Letter to Shareholders

Dear Fellow Shareholders,

This year’s annual and special meeting of shareholders of Precision Drilling Corporation will be held at 10:00 a.m. MDT on Wednesday, May 17, 2017 at Suite 410, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1. If you owned Precision shares on April 3, 2017, you are entitled to attend the meeting and vote your shares. This is your opportunity to meet the Board of Directors, senior management and fellow shareholders and to receive an update on our 2016 performance and plans for the future.

Please Read this Circular

This Management Information Circular includes important information about voting, the business of the meeting, the auditors, the nominated directors, our governance practices, director and executive compensation and the key decisions affecting executive pay for 2016. This information will help you decide how to vote your shares.

This year you will elect eight directors to the Board for a term of one year. All are qualified and experienced and have agreed to stand for re-election. You can read about each nominee beginning on page 20.

You will vote on a new omnibus equity incentive plan (Omnibus Plan) that will allow the Board to settle the short and long-term incentive awards in Precision shares, cash or a combination of both, allowing us to conserve cash and further align the interests of our executives and employees with the interests of our shareholders (see page 83).

You will also have a say on executive pay at the meeting. We hold this advisory vote every year so we can receive regular feedback from shareholders. You can read about our compensation program in the message from the chair of the Human Resources and Compensation Committee beginning on page 5 and the compensation discussion and analysis beginning on page 51.

Your Vote is Important

You can vote your shares in person at the meeting, or use the enclosed proxy form or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Kingsdale Advisors, at 1.888.518.1560 (toll free in North America) or 416.867.2272 (to call collect from outside North America). You may also send an email to contactus@kingsdaleadvisors.com.

In Closing

The past few years have been particularly challenging for the oilfield services industry, and we appreciate the hard work and dedication of people across Precision. We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong balance sheet and an excellent customer base. We have a very experienced management team that is dedicated to growing Precision and delivering value to our shareholders.

Please take time to read the circular and remember to vote your shares. We look forward to seeing you on May 17, 2017. If you are unable to attend the meeting, a live audio webcast will be available on our website (www.precisiondrilling.com).

Sincerely,

Robert L. Phillips, Q.C. Chair of the Board of Directors	Kevin A. Neveu President and Chief Executive Officer

2	Precision Drilling Corporation

Summary of 2016

Precision’s vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

Our strategy is focused on creating value for our customers by delivering highly efficient and reliable field-level results through our investment in people, technology and systems.

The rapid fall of oil prices that started in late 2014 continued through 2016. While prices reached a bottom in the first quarter of 2016, the continued uncertainty among customers led to further reduction in drilling budgets, which resulted in lower total industry activity. As a result, our drilling days in 2016 were lower than 2015, and this had a negative impact on our activity and resulting cash flow.

Within this context and the timing for a potential rebound uncertain, we set three strategic priorities for 2016:

2016 Strategic Priorities	2016 Results

Maintain adequate liquidity to manage through an extended downturn

Sustain adequate liquidity by generating positive operating cash flow, ensuring full access to the Senior Credit Facility, extend the maturity profile of our debt, and begin a multi-year plan for net debt reduction.

Generated $105 million funds from operations.

Amended financial ratio covenants under Senior Credit Facility to improve access to capital through the industry downturn.

Using cash on hand we reduced our long-term debt outstanding as at December 31, 2016 by approximately $213 million from our balance as at December 31, 2015.

Extended the earliest maturity of our long-term debt by 18 months to November 2020.

Sustain High Performance, High Value service offering

Continue to deliver maximum efficiency and lower risks to support development drilling programs by operating the highest quality assets in the industry with well-trained, professional crews supported by robust systems that eliminate manual processes and improve automation throughout the Precision organization.

Leveraged the Nisku Drilling Support Centre and Houston Technical Centre to lower repair, maintenance, and new manufacturing operations costs.

Achieved Target Zero for 88% of our drilling rigs and 96% of our service rigs.

Position for an eventual rebound

Concurrent with right-sizing the organization for the current downturn, we are also taking steps to prepare for a rebound:

a. Asset integrity – maintain high quality and integrity of our Tier 1 drilling fleet by utilizing spare equipment, avoiding fleet cannibalization and maintaining rigorous equipment standards.

b. People – retain field leadership within the organization, maintain relationships with former crew members and continue to develop leadership and skills of workers within our organization.

c. Strong liquidity – maintain strong liquidity to fund working capital requirements and other short term commitments that arise when activity levels increase.

For 2016 compared with 2015 gained market share in both Canada and the U.S. as measured by the percent of drilling days in Canada and the average active rigs in the U.S.

Our maintenance standards and spending did not deteriorate during the year. As a result, we were able to reactivate over 100 rigs without significant reactivation costs or catch-up purchases of critical components, such as drill pipe.

Delivered four new-build Super Series rigs, including two in Kuwait, under budget and ahead of schedule.

Exceeded mechanical downtime targets.

Retained field leadership and successfully staffed over 100 incremental rigs with highly-trained crews.

Maintained a strong cash balance and retained access to our revolver throughout the year, drawing only letters of credit.

In this circular, we use certain non-GAAP measures to assess our performance and provide important supplemental information to investors.

Adjusted EBITDA, Return on Capital Employed and Operating Earnings(Loss) are non-GAAP measures and do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 5 of our 2016 Annual Report on our website (www.precisiondrilling.com).

2017 Management Information Circular	3

Share Performance

Precision shares and the macro environment experienced unprecedented volatility in 2016. On Feb. 11, 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures.

The graphs below show our total shareholder return (TSR) compared to the market.

34% one-year TSR on the TSX -27% five-year TSR on the TSX
38% one-year TSR on the NYSE -44% five-year TSR on the NYSE

2012

Natural gas prices reach 10-year lows.

We pay our first quarterly dividend of $0.05 per share in December 2012.

2013

Natural gas prices remained depressed for most of the year.

In December, Alberta Investment Management Corp. (AIMCo) sells entire 19% equity position, resulting in a short-term decline in our share price.

We increase our quarterly dividend to $0.06 per share.

2014

Oil prices fall rapidly in second half of the year, natural gas prices recover slightly.

We increase our quarterly dividend to $0.07 per share.

We sell two non-core assets for cash and close a private offering of US$400 million of Senior Notes due 2024.

2015

Oil and natural gas prices remain persistently low, prompting a severe downturn industry-wide. West Texas Intermediate crude oil averages US$48.77 per barrel, closes out the year at US$37.04.

We leverage our purchasing volume and achieve reduced pricing on key products and services during the year.

We negotiate certain debt covenant relief under our Senior Credit Facility to ensure continued access to capital during the energy industry downturn. We successfully resolve longstanding legal and tax disputes.

2016

In February, we suspend our dividend.

In April, we negotiate certain covenant relief under our Senior Credit Facility.

In November, we close a private offering of US$350 million of Senior Notes due 2023 to redeem and repurchase our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

4	Precision Drilling Corporation

Message from the Chair of the Human Resources and Compensation Committee

Executive Compensation at Precision

It has been my privilege to serve as chair of the Human Resources and Compensation Committee (HRCC) for the past three years. The HRCC has worked diligently to carry out its duties and ensure that Precision’s compensation program is well structured. We use sound judgment and make decisions that adhere to the program objectives, support Precision’s pay-for-performance philosophy, and are in the best interests of shareholders.

One of the ways we test this approach is through an advisory ‘say on pay’ vote. The Board has held this vote every year since 2011 because we believe it is an important form of engagement and an effective way to receive direct feedback on our approach to executive pay. We are very encouraged by the consistently strong support we have received from shareholders over the years.

Our task has been especially challenging during the past few years. The sharp decline in oil prices that began almost 30 months ago and the continuing weakness in natural gas prices have created a challenging market environment for companies in the oil and gas sector.

We know we must balance this reality with the need to still set solid financial and operational goals, and motivate management to achieve those goals and generate value for shareholders.

Changes in 2016

With the Board’s approval, the HRCC implemented two key changes in 2016 aimed at supporting Precision’s top priority of conserving cash and maintaining strong liquidity.

We revised the 2016 scorecard for the short-term incentive plan (STIP), increasing the corporate component to 90% and reducing the individual component to 10%. As part of the increase in the corporate weighting, we added a new financial metric to focus the business on conserving cash, reinforcing the importance of strong financial performance while lessening the potential for strong operational performance to drive a high corporate performance score. We also redistributed the weightings of the operational metrics to highlight core areas of strategic focus beginning on page 60.

We extended the 2015 salary freeze to all employees in 2016, except for promotions and international transfers.

2017 Management Information Circular	5

2016 Compensation

Performance has a direct impact on executive pay. The realized and realizable value of total direct compensation for the named executives for the past five years is lower than their target compensation, as shown in the graph below. Our plan has been to manage the cost of fixed compensation and align variable compensation with our strategic objectives. The difference in the realized value is mainly due to variable pay where financial performance was below target and resulted in lower payouts, highlighting the link between pay and performance.

Notes:

(1)     Average of salary earned, target bonus, and target long-term incentive values from 2012 through 2016.

(2)      Average of salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2012 through 2016 as disclosed in the Summary Compensation Table on page 74.

(3)      Average of salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2012 through 2016:

∎   vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎  unvested/unexercised stock options are valued using $7.32, the closing price of Precision shares on the TSX on December 30, 2016 (US$5.45 on the NYSE)

∎   unvested/unexercised PSUs are valued using $7.40, the volume weighted average price of Precision shares for the five trading days prior to December 30, 2016 on the TSX, and a performance multiplier of 1.08x for 2012, 1.96x for 2013, 1.36x for 2014 and 1.0x (target) for 2015 and 2016. PSUs include reinvestment of additional units received as dividend equivalents.

The corporate component for the 2016 STIP payouts was calculated at 50.1% based on the committee’s assessment of performance against pre-determined, corporate-wide financial and operational metrics in the STIP scorecard. This compares to a 2015 corporate score of 49.09%. As we shifted more weighting to the financial metrics from individual metrics in 2016, annual bonuses at the executive level were 3% lower than 2015.

Last year the Board applied the new corporate modifier to reduce the 2015 corporate score by a full 25% for the CEO, and by a full 10% for each of the other named executives, however, the Board chose not to apply the corporate modifier for 2016. Our long-term incentive awards are designed to retain the senior team and motivate them to drive strong future performance and achieve our strategic plan. In early 2016 the named executives were granted long-term incentive awards which were allocated 60% performance share units (PSUs) and 40% stock options, consistent with our practice of emphasizing performance-based vesting. These awards are at-risk compensation and their value is not guaranteed (all stock options granted from 2010 through 2015 were out-of-the-money at December 31, 2016).

2017 Compensation

Looking ahead to 2017, the HRCC made a number of recommendations to the Board for approval.

In 2017, we recognize the need to retain key talent as the outlook for the oilfield services industry continues to improve. As such, we plan to make the necessary compensation adjustments for critical and marketable talent throughout the company while maintaining a strong focus on managing our compensation costs. 2017 long-term incentive awards were granted to the named executives in February 2017, and were allocated 60% PSUs and 40% stock options, similar to last year.

Shareholders can vote for or against approving a new omnibus equity incentive (Omnibus Plan) plan that covers all our incentive plans and allows the Board to settle the short and long-term incentive awards in Precision shares, cash or a combination of both. The HRCC proposed the plan to give the Board ultimate flexibility to conserve cash while giving executives a greater vested interest in our future success. You can read about the Omnibus Plan on pages 16 and 83.

6	Precision Drilling Corporation

Compensation Governance

The HRCC is 100% independent. It is responsible for ensuring Precision’s compensation policies and practices do not encourage inappropriate risk taking, and that proper policies and practices are in place to identify and mitigate potential risks. As a matter of principle, the HRCC does not gross up incentive awards to account for withholding taxes and does not backdate or re-price stock options. The Board must approve all decisions on executive pay. The HRCC continues to monitor governance issues and industry developments and will recommend any changes to the Board over the coming year as appropriate.

The HRCC has reviewed and approved the executive compensation disclosure in this document and welcomes feedback from shareholders and others.

Sincerely,

Dr. Kevin O. Meyers

Chair, Human Resources and Compensation Committee

2017 Management Information Circular	7

Governance Highlights

Our Board is qualified and engaged, and committed to overseeing our affairs.

Directors bring a diverse mix of skills, experience and knowledge to the Board and their committee memberships and each director had a 100% attendance record in 2016.

All eight nominated directors are qualified for serving on our Board and they represent an appropriate mix of skills, experience and other qualities. You can read about this year’s nominees in detail beginning on page 20 and the Board’s role and responsibilities on page 37.

Following a comprehensive review by the Corporate Governance, Nominating and Risk Committee, we made changes to our director compensation program in early October 2016 to support strong engagement, stay competitive with the market and streamline the structure to ease administration. Our new fixed cash retainer meets all of those needs and caps director pay. The fee will be paid in U.S. dollars to help attract and retain global talent to the Board and support Precision’s long-term growth strategy in our U.S. and international operations. You can read more about the program changes beginning on page 47.

We continue to maintain high standards of governance in all aspects of our business. We have governance charters, guidelines, policies and procedures, and regularly monitor regulatory developments and governance best practices to ensure we maintain these standards.

If you have questions about governance or other Board and committee matters, you can contact the Chairman or any of the committee chairs through our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

8	Precision Drilling Corporation

Management Information Circular	Management Information Circular

You have received this Management Information Circular because you owned Precision shares on April 3, 2017 and are entitled to vote your shares at our annual and special meeting at 10:00 a.m. MDT on May 17, 2017 in Suite 410 at Eighth Avenue Place in Calgary.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Kingsdale Advisors (Kingsdale) to act as our proxy solicitation agent and we are paying them approximately $55,000 for their services.

You can vote by proxy if you are unable to vote in person at the meeting. A live audio webcast of the meeting will be available on our website (www.precisiondrilling.com), and we will post the details there in advance and also provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this circular and has authorized us to send it to each shareholder. We plan to distribute the circular and proxy form or voting instruction form to shareholders on or about April 7, 2017.

In this Management Information Circular:

∎ you and your mean holders of Precision’s common shares

∎ we, us, our and Precision mean Precision Drilling Corporation

∎ shares and Precision shares mean Precision’s common shares

∎ shareholder means a holder of Precision’s common shares

∎  circular means this Management Information Circular

All dollar amounts are in Canadian dollars, and all information is as of April 3, 2017, unless stated otherwise.

Our principal corporate and

registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using the notice-and-access provisions for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the annual and special meeting electronically if you are:

∎ a registered shareholder and consented in writing to receive the items electronically

∎ a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

∎ a registered shareholder and did not consent in writing to receive the items electronically

∎ a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary (your bank, trust company, broker or trustee) to send to you).

Turn to page 11 to read more about registered and beneficial shareholders. If you have questions, please contact Kingsdale at:

∎ 1.888.518.1560 (toll-free in North America)

∎ 416.867.2272 (collect, outside North America)

∎ contactus@kingsdaleadvisors.com

2017 Management Information Circular	9

A – About the Annual and Special Meeting	Management Information Circular

The annual and special meeting of shareholders is your opportunity to vote on the items of business, ask questions, and meet face to face with management and our Board of Directors.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors who have been nominated for election to the Board this year.

11	Voting
	11	Who Can Vote
	11	How to Vote

14	Business of the Annual and Special Meeting
	18	About the Nominated Directors
	19	2016 Meeting Attendance
	20	Director Profiles
	28	Committee Reports
	31	2016 Director Compensation

10	Precision Drilling Corporation

Voting

Who Can Vote

Only holders of Precision shares as of April 3, 2017, have the right to vote at the annual and special meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders who are entitled to vote at the meeting. Computershare’s contact information is on the following page.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

As of April 3, 2017, we had 293,238,858 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are aware of one organization that owns or controls 10% or more of our outstanding shares:

∎   Franklin Resources, Inc., a global investment management organization operating as Franklin Templeton Investments, owns, through its affiliates, 34,724,057 Precision shares or approximately 11% of our outstanding shares.

We are not aware of any other person or company that beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. Be advised that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Kingsdale Advisors:

Phone:	1.888.518.1560 (toll free in North America)
416.867.2272 (outside North America)
Email:	contactus@kingsdaleadvisors.com

2017 Management Information Circular	11

Registered Shareholders Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the annual and special meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Robert L. Phillips, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want them to vote your shares, they will vote:

∎  for electing each nominated director

∎   for appointing the auditors

∎  for our approach to executive compensation

∎   for a new omnibus equity incentive plan.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Beneficial Shareholders

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you wish to attend the annual and special meeting and vote in person, then you must follow the directions provided on the voting instruction form in your package. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

Make sure the person is aware they must attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare upon arriving at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 15, 2017. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The proxy cut-off time may be waived or extended by the Chair of the Board, in his sole discretion without notice.

Send your completed proxy form to:

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario, Canada M5J 2Y1

If you want to vote over the internet or by phone, you will need the 15-digit control number provided on the first page of your proxy form:

Internet: www.investorvote.com

Phone: 1.866.732.VOTE (8683)

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

12	Precision Drilling Corporation

If you voted by phone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice to our registered office at:

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

We must receive your notice by 10:00 a.m. MDT on May 15, 2017.

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened, or give your written notice to the chair of the meeting before the start of the meeting. The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

2017 Management Information Circular	13

Business of the Annual and Special Meeting

1. Receive the 2016 Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2016 and report of the auditors (2016 Consolidated Financial Statements) will be presented at the meeting. While the Board has approved them and no vote is required, you will have an opportunity to ask questions at the meeting.

Quorum We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

We mailed our 2016 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2016 Annual Report on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Simple Majority We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

2. Elect the Directors You can vote on electing eight directors to our Board for a one-year term:
William T. Donovan Brian J. Gibson Allen R. Hagerman	Catherine J. Hughes Steven W. Krablin Stephen J.J. Letwin	Dr. Kevin O. Meyers Kevin A. Neveu

Our articles state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. See page 20 for director profiles. The Corporate Governance, Nominating and Risk Committee believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board.

Robert L. Phillips, our current Chair of the Board, is retiring and is not standing for re-election. Mr. Phillips has been a director for the past 13 years and Chair of the Board since August 2007. The Board and management propose that the Board elect Mr. Krablin as the new Chair based on his qualifications and experience. You can read more about Mr. Krablin in his profile on page 24.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy, your shares will be voted for electing each nominated director unless you provided different instructions.

Each director will serve until the end of the next annual meeting, unless he or she resigns and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

The Board recommends that you vote for electing each nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The director will not participate in any Board or committee deliberations on the matter.

The Board will decide within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

14	Precision Drilling Corporation

3. Appoint the Auditors

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Accountants (KPMG), be appointed as our auditors until the next annual meeting. Representatives of KPMG will be at the annual and special meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2016. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Or contact our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: 403.716.4500

Fax: 403.264.0251

Email: corporatesecretary@precisiondrilling.com

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval, and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the committee’s review and pre-approval. The committee ensures auditor independence by prohibiting the external auditors from providing certain services, however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax compliance.

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year ended December 31	2016	2015
Audit fees	$1,563,000	$1,387,000
for professional audit services
Audit-related fees	–	$37,000
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$483,000	$574,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
Total	$2,046,000	$1,998,000

The Board recommends that you vote for the appointment of KPMG as our auditors until the next annual meeting and authorize the Board to set their fees.

4. Participate in Our ‘Say on Pay’ Advisory Vote

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 50. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2016.

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2017 Annual and Special Meeting of Shareholders.”

2017 Management Information Circular	15

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

We have typically received strong support from our shareholders. Last year 96.2% of the votes were in favour of our approach to executive compensation. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices, decisions and risk oversight are appropriate.

The Board recommends that you vote for our approach to executive compensation as disclosed in this circular.

5. Approve a New Omnibus Equity Incentive Plan

You can vote on approving a new omnibus equity incentive plan (Omnibus Plan) that will cover all our incentive plans going forward and allow the Board to settle the incentive awards in Precision common shares, either issued from treasury or purchased in the open market.

Currently the Board settles the short-term incentive (annual bonus) and long-term incentive awards (performance share units and restricted share units) in cash.

If shareholders approve the new Omnibus Plan:

∎   the Board will have the flexibility to settle the awards in Precision shares, cash, or a combination of both, when the awards vest, allowing us to conserve cash. Settling the awards in shares also aligns more closely with shareholder interests because it would increase the share ownership of our executives so they have an even greater vested interest in our future success
∎   all long-term incentive awards in the future will be granted under the Omnibus Plan and no further grants will be made under our stock option plan, performance share unit plan or restricted share unit plan.

The Board will also have the flexibility to adjust the vesting period of performance share units and restricted share units for future grants should they deem necessary under the new Omnibus Plan. In addition, the Human Resources and
Compensation Committee can make the vesting of stock options granted under the Omnibus Plan conditional on the achievement of performance targets. The Omnibus Plan aligns with our pay-for-performance compensation philosophy and emphasis on the long term (see Compensation Discussion and Analysis – Compensation Pays Out Over Time on page
51.

The Omnibus Plan will also streamline the administration of our long-term incentive awards because they will be governed by one plan.

As of the record date of April 3, 2017:

∎   we have a total of 293,238,858 shares outstanding

∎   approximately 2,290,686 shares (representing approximately 0.78% of our shares outstanding) are available for future issuance under the second amended and restated stock option plan and these shares will effectively be transferred to the Omnibus Plan for availability

∎   approximately 12,052,174 options are outstanding (representing approximately 4.11% of our shares outstanding).

The net impact of the Omnibus Plan is a request from shareholders for an increase of 3,544,710 in the number of shares issuable under the incentive plans (representing approximately 1.21% of our shares outstanding).

The Board approved the Omnibus Plan on February 8, 2017, subject to shareholder approval at our 2017 Annual and Special Meeting.

16	Precision Drilling Corporation

At the meeting, you will have the opportunity to vote for or against the new Omnibus Plan as described in this circular through the following resolution:

“BE IT RESOLVED that (i) the Omnibus Plan as described in the Circular is hereby approved and a maximum of 17,887,570 common shares may be issued under this plan; (ii) the 1,529,300 options, 1,939,100 performance share units and 1,033,500 restricted share units granted subject to shareholder ratification, are hereby ratified; and (iii) any one director or officer of Precision is hereby authorized and directed to execute and deliver in the name and on behalf of Precision and under its corporate seal or otherwise all such certificates, instruments, agreements and other documents and to do all such other acts and things as in the opinion of such person may be necessary or desirable in connection with the Omnibus Plan and with the performance by Precision of its obligations thereunder.”

On February 8, 2017, the Board granted 2017 long-term incentive awards consisting of 1,529,300 options, 1,939,100 performance share units and 1,033,500 restricted share units (see page 65 for details about the 2017 long-term incentive awards granted to our named executives). Of the 1,529,300 options, we granted 1,056,100 options to officers and 473,200 options to employees, all with an exercise price of $7.60 for Canadian and US$5.77 for US awards and expiry date of February 17, 2024. Of the 1,939,100 performance share units, we granted 702,000 performance share units to officers and 1,237,100 to employees. These performance share units will vest in three years based on the achievement of performance conditions. Of the 1,033,500 restricted share units, we granted 1,033,500 restricted share units to employees. These restricted share units will vest one-third each year, starting on the first anniversary of the grant. If shareholders approve the Omnibus Plan, the Board can settle the 2017 long-term incentive awards in Precision shares, cash or a combination of both, when the awards vest. If shareholders approve the resolution above, no further grants of performance share units, restricted share units or options will be made under our existing long-term incentive plans. If shareholders do not approve the resolution above, the 2017 performance share units, 2017 restricted share units, and the 2017 options will be governed by our existing long-term incentive plans.

You can read more about the plan in Appendix A – Summary of the Omnibus Equity Incentive Plan beginning on page 83. The Omnibus Plan is available in our SEDAR profile at www.sedar.com.

The Omnibus Plan does not affect the deferred share unit plan for directors.

The Board recommends that you vote for approving the new omnibus equity incentive plan (Omnibus Plan).

6. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors or the appointment of the auditors.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2016, or through the date hereof, that has had or will have a material effect on us or any of our subsidiaries.

2017 Management Information Circular	17

About the Nominated Directors

The Board has decided that eight directors will be nominated for election to the Board this year. The Corporate Governance, Nominating and Risk Committee believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board. Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors at the end of our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Key Things to Know

Serving on Other Boards

Mr. Krablin, Mr. Letwin and Dr. Meyers are active corporate directors with positions on several boards. The Board and the Corporate Governance, Nominating and Risk Committee have reviewed their board memberships and have determined that these directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in our best interests.

Mr. Krablin, Mr. Letwin and Dr. Meyers have consistently met our expectations. All three directors:

∎  have a comprehensive understanding of our business

∎  are always well prepared for Board and committee discussions

∎  make constructive contributions to all discussions

∎  are available to meet with management and fellow directors

∎  have maintained a 100% attendance record at Board and committee meetings.

Board Interlocks

Mr. Krablin and Dr. Meyers each currently serve as an independent director on the board of Hornbeck Offshore Services, Inc. Precision does not feel that board interlocks affect these directors’ independence or their ability to perform their fiduciary obligations. None of the other directors currently serve together on any other public company boards.

18	Precision Drilling Corporation

2016 Meeting Attendance

The table below shows the number of Board and committee meetings held in 2016 and the director attendance record. We expect directors to attend all Board meetings, their committee meetings and the annual meeting of shareholders. Directors may attend regular meetings by phone if circumstances require it.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall attendance
William T. Donovan	9 of 9 (100%)	5 of 5 (100%)	4 of 4 (100%)	–	18 of 18 (100%)
Brian J. Gibson	9 of 9 (100%)	5 of 5 (100%)	4 of 4 (100%)	–	18 of 18 (100%)
Allen R. Hagerman	9 of 9 (100%)	5 of 5 (100%)	–	4 of 4 (100%)	18 of 18 (100%)
Catherine J. Hughes	9 of 9 (100%)	2 of 2 (100%)	2 of 2 (100%)	4 of 4 (100%)	19 of 19 (100%)
Steven W. Krablin	9 of 9 (100%)	5 of 5 (100%)	–	4 of 4 (100%)	18 of 18 (100%)
Stephen J.J. Letwin	9 of 9 (100%)	–	4 of 4 (100%)	4 of 4 (100%)	17 of 17 (100%)
Kevin O. Meyers	9 of 9 (100%)	–	4 of 4 (100%)	4 of 4 (100%)	17 of 17 (100%)
Kevin A. Neveu	9 of 9 (100%)	–	–	–	9 of 9 (100%)
Robert L. Phillips	9 of 9 (100%)	5 of 5 (100%)	4 of 4 (100%)	4 of 4 (100%)	22 of 22 (100%)

You can read about each nominated director in the profiles that follow.

Each has provided information about the Precision shares he or she owns, or exercises control or direction over and we used $6.19, the closing price of Precision’s shares on the TSX on April 3, 2017 to determine the value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Note that the 2016 compensation in the director profiles beginning on the next page, are a combination of the old fee schedule until September 30th paid in Canadian dollars, and the new schedule as of October 1, 2016, paid in U.S. dollars (see page 48 for details).

2017 Management Information Circular	19

Director Profiles

Resident of:

North Palm Beach, Florida,

United States

Citizenship: USA

Director since:

December 2008

Areas of expertise:

∎   manufacturing
∎   corporate finance
∎   mergers and acquisitions
∎   venture capital
∎   logistics
∎   distribution strategies

William T. Donovan (65) | Independent

B.Sc., MBA

William Donovan is a private equity investor and has served as a director of several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was Chair
of the Board of Rockland Industrial Holdings, LLC, a privately-held Wisconsin entity engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries, from April 2006 to December 2013.

Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of
Precision in December 2008. From 1997 to 2005, he served as President, Chief Executive
Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer and a director of
Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford
International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director
of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co.,
Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to
1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a B.Sc. and an MBA from the University of Notre Dame.

	Board and committee membership	2016 meeting attendance
	Board of Directors	9 of 9 (100%)
	Audit Committee	5 of 5 (100%)
	Corporate Governance, Nominating and Risk Committee (chair)	4 of 4 (100%)
2016 voting results
Votes for: 216,793,967 (99.5%) Votes withheld: 1,117,116 (0.5%)

Compensation		Director share ownership guidelines
Total compensation received for 2016	$224,044	Minimum two times annual retainer of $210,000	Meets guideline
Amount received as DSUs	54% / $121,474		Yes, 5 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	92,970	575,484	6.19
DSUs	101,895	630,730
Total shares and DSUs	194,865	1,206,214

Other public company boards and committees in the last five years
None within the last five years.

20	Precision Drilling Corporation

Resident of:

Mississauga, Ontario, Canada

Citizenship: Canada

Director since:

May 2011

Areas of expertise:

∎   corporate finance
∎   capital markets
∎   mergers and acquisitions
∎   accounting
∎    investment management

Brian J. Gibson (61) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently Chief Executive Officer and Chief Investment Officer of TAVANI
Relationship Investors Ltd., an investment management firm, a position he has held since
August 2015. He was the Senior Vice President, Public Equities and Hedge Funds of
Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management
Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario
Teachers’ Pension Plan. He is a director of INFOR Acquisition Corp., a TSX-listed special purpose acquisition corporation formed for the purpose of acquiring one or more businesses or assets. He is also a member of the advisory board of Kruger Inc., a private entity. He is a former director of Duff & Phelps, MacDonald, Dettwiler and Associates Ltd.,
Viterra Inc., and Westaim Corporation.

During his 38-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and serves on the corporate disclosure policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosure.

Mr. Gibson received a B.Comm. from Laurentian University, an MBA from the University of
Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education
Program sponsored by the Institute of Corporate Directors.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
Audit Committee	5 of 5 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
2016 voting results
Votes for: 216,679,298 (99.4%) Votes withheld: 1,231,785 (0.6%)

Compensation		Director share ownership guidelines
Total compensation received for 2016	$210,836	Minimum two times annual retainer of $195,000	Meets guideline
Amount received as DSUs	79% / $166,155		Yes, 5 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	50,000	309,500	6.19
DSUs	109,209	676,004
Total shares and DSUs	159,209	985,504

Other public company boards and committees in the last five years
INFOR Acquisition Corp.	Audit committee (chair)	April 2015 – present
Viterra Inc.	Audit committee, Nominating and Corporate Governance committee	2011 – 2012
Westaim Corporation	Audit committee, Corporate Governance committee, Human Resources and Compensation committee	2010 – 2012

2017 Management Information Circular	21

Resident of:

Millarville, Alberta, Canada

Citizenship: Canada

Director since:

December 2006

Areas of expertise:

∎   accounting
∎   corporate finance
∎   oil and gas exploration and
      production
∎    marketing
∎   human resources and
      compensation
∎   government relations

Allen R. Hagerman, FCA (65) | Independent

B.Comm., MBA, CPA, CA, CF, ICD.D (Institute of Corporate Directors)

Allen Hagerman is a private investor and corporate director with over 30 years of experience in the financial management of companies across the energy and mining industries. He served as Executive Vice President of Canadian Oil Sands Limited, an oil
sands mining and upgrading entity, from 2008 until his retirement in 2014. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April
2007. Prior thereto, he held senior positions at Fording Canadian Coal Trust, Fording Inc.,
Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is Chair of the Board of TransAlta Renewables Inc. In December 2016, he
joined the Board of Directors of Tervita Corporation, a private environmental solutions provider, and serves on the Audit committee. He is a former member of the Financial
Executives Institute and a past President of Financial Executives Institute, Calgary
Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous
board positions include Capital Power Income LP where he was Lead Director, Mongolia
Minerals Corporation, Syncrude Canada Ltd., Calgary Exhibition and Stampede, and the
University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta
and recipient of its Distinguished Service Award.

Mr. Hagerman received a B.Comm. from the University of Alberta and an MBA from
Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education
Program sponsored by the Institute of Corporate Directors.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
Audit Committee (chair)	5 of 5 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2016 voting results
Votes for: 216,648,425 (99.4%) Votes withheld: 1,262,658 (0.6%)

Compensation		Director share ownership guidelines
Total compensation received for 2016	$224,044	Minimum two times annual retainer of $210,000	Meets guideline
Amount received as DSUs	54% / $121,474		Yes, 5 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	19,277	119,325	6.19
DSUs	163,893	1,014,498
Total shares and DSUs	183,170	1,133,822

Other public company boards and committees in the last five years
TransAlta Renewables Inc.	Chair of the board	2013 – present

22	Precision Drilling Corporation

Resident of:

Calgary, Alberta, Canada

Citizenship: France / Canada

Director since:

May 2013

Areas of expertise:

∎ oilfield services

∎ oil and gas exploration and production

∎ international operations

∎ corporate strategy

∎ operations

∎ governance

∎ human resources and compensation

∎ health, safety, environment, and social responsibility

Catherine J. Hughes (54) | Independent

B.Sc. (Electrical Engineering), P.Eng. (APEGA)

Catherine Hughes is an independent business person with over 27 years of experience in the oil and gas industry. Most recently, she was the Executive Vice President, International of Nexen Inc. from December 2011 until her retirement in April 2013. In this role, she was responsible for all production, development and project activities outside of Canada and global exploration. She was also Vice President, Operational Services, Technology and Human Resources of Nexen from September 2009 to November 2011. Prior to joining Nexen, she was Vice President, Oil Sands of Husky Energy Inc. from November 2007 to January 2009.

In November 2016, she joined the Board of Directors of SNC-Lavalin, an engineering and construction firm. She previously served on the Board of Directors of Statoil ASA (Norway) from July 2013 to April 2015, and was a member of the audit committee and safety, sustainability and ethics committee.

Ms. Hughes also worked in the oilfield services industry prior to her roles in the upstream sector. She spent many years with Schlumberger Limited and held key positions in various countries, including Italy, Nigeria, Scotland and France, and for five years was President of Schlumberger Canada Ltd., based in Calgary.

Ms. Hughes is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She received a B.Sc. in electrical engineering from the Institut National des Sciences Appliquées de Lyon, France.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
Audit Committee	2 of 2 (100%)
Corporate Governance, Nominating and Risk Committee	2 of 2 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2016 voting results
Votes for: 216,898,207 (99.5%) Votes withheld: 1,012,876 (0.5%)

Compensation		Director share ownership guidelines
Total compensation received for 2016	$207,836	Minimum two times annual retainer of $195,000	Meets guideline
Amount received as DSUs	100% / $207,836		Yes, 3 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	25,250	156,298	6.19
DSUs	98,917	612,296
Total shares and DSUs	124,167	768,594

Other public company boards and committees in the last five years
SNC-Lavalin	Human Resources Committee, Safety Workplace and Project Risk Committee	2016 – present
Statoil ASA	Safety, Sustainability and Ethics committee (chair) (2015) Audit committee (2013 - 2014)	2013 – 2015

2017 Management Information Circular	23

Resident of:

Spring, Texas, United States

Citizenship: USA

Director since:

May 2015

Areas of expertise:

∎   oilfield services
∎   accounting
∎   mergers and acquisitions
∎   corporate finance
∎   international operations
∎   human resources and
compensation
∎   corporate strategy

Steven W. Krablin (66) | Proposed Chairman of the Board | Independent

BSBA (Accounting), CPA, retired

Steven Krablin is a private investor and has over 30 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive
Officer and Chair of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc. and Chart
Industries Inc.

Mr. Krablin received a BSBA (Accounting major) from the University of Arkansas and is a retired certified public accountant (CPA).

Board and committee membership	2016 meeting attendance
Board of Directors	5 of 5 (100%)
Audit Committee(1)	4 of 4 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2016 voting results
Votes for: 216,638,484 (99.4%) Votes withheld: 1,272,599 (0.6%)

Compensation		Director share ownership guidelines
Total compensation received for 2016(2)	$213,336	Minimum two times annual retainer of $195,000	Meets guideline
Amount received as DSUs	100% / $213,336		Yes, 2 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	5,000	30,900	6.19
DSUs	57,927	358,568
Total shares and DSUs	62,927	389,518

Other public company boards and committees in the last five years
Chart Industries Inc.	Audit committee and Compensation committee	2006 – present
Hornbeck Offshore Services, Inc.	Audit committee, Nominating and Corporate Governance committee	2005 – present
Penn Virginia Corporation(2)	Audit committee, Compensation and Benefits committee, Nominating and Governance committee	2010 – 2016

Notes:

(1)  The Board has determined that Mr. Krablin’s simultaneous service on the audit committees of two other public companies does not interfere with his ability to serve effectively on Precision’s audit committee.

(2) On May 12, 2016, Penn Virginia filed voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

24	Precision Drilling Corporation

Resident of:

Toronto, Ontario, Canada

Citizenship: Canada

Director since:

December 2006

Areas of expertise:

∎   corporate finance
∎   accounting
∎   energy transmission
∎   energy exploration and
     production sectors
∎   international operations
∎   mergers and acquisitions

Stephen J.J. Letwin (61) | Independent

B.Sc., MBA, CGA

Stephen Letwin is currently President and Chief Executive Officer and a director of
IAMGOLD Corporation, a leading Canadian mid-tier gold mining company, producing approximately one million ounces annually from five gold mines on three continents.

Previously, Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation and International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, he served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer at TransCanada Pipelines
Limited, Numac (Westcoast Energy), and Encor Energy.

Mr. Letwin is also a director and Chair of the Board of ONEnergy Inc. Previous board positions include serving as a director of Carmen Energy Inc., Enbridge Energy Company,
Inc. and Gas Metropolitan LP.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as a Patron of UNICEF Alberta, was a former director of YMCA
Calgary, served on the board of governors of McMaster University, is an honorary director of West Park Hospital in Toronto, and was an Honorary Colonel for the 14th Service
Battalion in Calgary. He was awarded the 2006 Alberta Centennial Medal and in 2013 was awarded the Queen’s Jubilee Medal for his commitment to the community.

Mr. Letwin received a B.Sc. (Honours) from McMaster University and an MBA from the
University of Windsor. He is a Certified General Accountant and attended the Advanced
Management Program at Harvard Business School.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee	4 of 4 (100%)
2016 voting results
Votes for: 211,925,975 (97.3%) Votes withheld: 5,985,108 (2.8%)

Compensation		Director share ownership guidelines
Total compensation received for 2016	$207,836	Minimum two times annual retainer of $195,000	Meets guideline
Amount received as DSUs	58% / $121,474		Yes, 4 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	1,262	7,812	6.19
DSUs	153,535	950,382
Total shares and DSUs	154,797	958,193

Other public company boards and committees in the last five years
IAMGOLD Corporation	CEO	2010 – present
ONEnergy Inc.	Chair of the board Audit and Corporate governance committee (chair)	2013 – present
Carmen Energy Inc.	Audit committee	2011 – 2012

2017 Management Information Circular	25

Resident of:

Anchorage, Alaska,

United States

Citizenship: USA

Director since:

September 2011

Areas of expertise:

∎   oil and gas exploration and
production
∎   human resources and
compensation
∎   international operations
∎   corporate strategy
∎   governance
∎   executive management

Dr. Kevin O. Meyers (63) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Resources Inc., Hess Corporation, and Hornbeck
Offshore Services, Inc.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from
ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and
Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in
Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has served on several boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a B.A. in chemistry and mathematics from Capital University and a
Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
Corporate Governance, Nominating and Risk Committee	4 of 4 (100%)
Human Resources and Compensation Committee (chair)	4 of 4 (100%)
2016 voting results
Votes for: 211,094,661 (96.9%) Votes withheld: 6,816,422 (3.1%)

Compensation(1)		Director share ownership guidelines
Total compensation received for 2016	$223,044	Minimum two times annual retainer of $210,000	Meets guideline
Amount received as DSUs	54% / 121,474		Yes, 3 times
Securities held (as of April 3, 2017)	Number	Market value ($)	TSX closing price
Precision shares	32,500	201,175	6.19
DSUs	81,037	501,619
Total shares and DSUs	113,537	702,794

Other public company boards and committees in the last five years
Denbury Resources Inc.	Audit committee, HSE and Reserves committee (chair), Lead Technical Director, Compensation committee (2011 – 2013)	2011 – present
Hess Corporation	Audit committee, Health, Safety and Environment committee (chair)	2013 – present
Hornbeck Offshore Services, Inc.	Compensation committee	2011 – present
Bill Barrett Corporation	Audit committee, Reserves committee, Governance committee	2011 – 2016

Note:

(1) Dr. Meyers also attends a management committee known as the Safety Council and is compensated for his participation as the Board’s representative. In 2016, he attended three council meetings and received $4,500 as meeting fees. This amount is included in his total compensation for 2016.

26	Precision Drilling Corporation

Resident of:

Houston, Texas,

United States

Citizenship: Canada

Director since:

August 2007

Areas of expertise:

∎   engineering
∎   oil and gas exploration and
production oilfield services
∎   manufacturing
∎   executive leadership

Kevin A. Neveu (56) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling
Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has 35 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously,
Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston
and held senior management positions with it and its predecessor companies in London,
Moscow, Houston, Edmonton and Calgary.

Mr. Neveu currently serves as a Director of Bonanza Creek Energy and Finning
International and is a former board member of Rig Net. He is also a member of the
Advisory Board for The Heart and Stroke Foundation of Alberta, and an Advisor for the
University of Calgary’s School of Public Policy. Kevin is a past director and past member of the Executive Committee for the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of
Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

Board and committee membership	2016 meeting attendance
Board of Directors	9 of 9 (100%)
2016 voting results
Votes for: 215,251,349 (98.8%) Votes withheld: 2,659,734 (1.2%)

Compensation(1)		Share ownership guidelines(2)(3)
Total compensation received for 2016	(see page 71)	Minimum five times salary of US$670,000	Meets guideline
Amount received as DSUs(1)	nil		Yes, 5 times
Securities held (as of April 3, 2017)(3)	Number	Market value	TSX closing price
Precision shares(3)	552,596	3,420,569	6.19
DSUs(1)	nil	nil
Total(3)	552,596	3,420,569

Other public company boards and committees in the last five years
Bonanza Creek Energy, Inc.(4)	Compensation committee, Governance committee	2011 – present
Finning International Inc.	Audit committee Safety, Environment and Social Responsibility committee	2013 – present
RigNet, Inc.	Compensation committee, Governance committee	2004 – May 2014

Notes:

(1) As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Executive Compensation Discussion and Analysis beginning on page 51.

(2) As President and CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his salary to Canadian dollars using the April 3, 2017 noon exchange rate of 1.3322. (See CEO Compensation on page 71 for more information about Mr. Neveu’s compensation.)

(3) Does not include PSUs or stock options.

(4) On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a prepackaged plan of reorganization, in accordance with an announced restructuring support agreement with certain of their noteholders and one of their crude oil purchase and sale counterparties. The plan would effectuate a comprehensive restructuring of Bonanza Creek. Upon the effective date of the plan of reorganization, Mr. Neveu’s term as a director of Bonanza Creek will automatically expire.

2017 Management Information Circular	27

Audit Committee Report

Allen R. Hagerman (chair)

William T. Donovan, Brian J. Gibson, Catherine J. Hughes, Steven W. Krablin and Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Donovan, Mr. Gibson, Mr. Hagerman and Mr. Krablin are considered audit committee financial experts under the SEC rules because of their training and experience.

The committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

∎  annual audited financial statements and MD&A

∎  quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The committee receives reports annually on the following:

∎  our disclosure controls and practices

∎  our internal controls over financial reporting

∎  the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings

∎  the work product of our internal audit group.

External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

∎  appoints the lead audit partner

∎  reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence

∎  pre-approves all auditing services and non-audit services that the external auditors provide to make sure they remain independent

∎  reviews results of all reports of the external auditors, including the external auditors’ report to shareholders.

The committee is also responsible for overseeing:

∎  compliance with laws and regulations relating to financial reporting

∎  compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters

∎  certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR.

The committee also reviewed and approved its charter.

The committee met five times in 2016, and met in camera without management present at every meeting during which it met separately with the Director of Audit Services and with KPMG.

28	Precision Drilling Corporation

Corporate Governance, Nominating and Risk Committee Report

William T. Donovan (chair)

Brian J. Gibson, Stephen J.J. Letwin, Dr. Kevin O. Meyers and Robert L. Phillips

The committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

∎  assesses the size and composition of the Board

∎  assesses the committees and composition

∎  ensures directors have access to continuing education programs

∎  oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a director compensation package with advice from an independent external consultant (currently Mercer):

∎  reviews director compensation every year

∎  recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

∎  develops and implements an evaluation process for continuous improvement in the performance of the Board and committees

∎  assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates

∎  maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

∎  assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board

∎  assesses new candidates on merit against criteria approved by the Board

∎  recommends the most qualified people to the Board for consideration

∎  oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives:

∎  evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements

∎  assesses and implements evolving good governance practices and standards

∎  reviews key corporate policies including the Code of Business Conduct and Ethics and the Insider Trading and Disclosure policies

∎  reviews the Board and committee charters, and position descriptions for the Chair of the Board, the CEO and committee chairs.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

∎  evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives

∎  reviews our risk insurance programs

∎  oversees our foreign anti-bribery and anti-corruption practices

∎  oversees our cyber security risk management

∎  reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the committee.

The committee also reviewed and approved its charter, which provided responsibility for oversight of Precision’s risk insurance program (previously the Audit Committee had this oversight responsibility).

The committee met four times in 2016, and met in camera without management present at every meeting.

2017 Management Information Circular	29

Human Resources and Compensation Committee Report

Dr. Kevin O. Meyers (chair)

Allen R. Hagerman, Catherine J. Hughes, Steven W. Krablin, Stephen J.J. Letwin and Robert L. Phillips

The HRCC is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

∎  the annual corporate goals and objectives for the CEO and other executive officers

∎  assessment of their performance against those goals and objectives

∎  the compensation for the CEO based on the HRCC’s assessment

∎  the compensation for the senior executives based on the CEO’s evaluations

∎  a review of our compensation program for the CEO and other senior executives

∎  employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

∎  reviews the succession planning process for the CEO, senior executives and all key positions

∎  identifies replacements to immediately step into those positions in an emergency

∎  identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

∎  employee recruitment and retention

∎  employee development, including performance management, training and development, and talent management

∎  administration of pensions and benefits.

The HRCC is responsible for reviewing and approving the compensation disclosure that management prepared for this circular. The HRCC also reviewed and approved its charter.

The HRCC met four times in 2016, and met in camera without management present at every meeting.

30	Precision Drilling Corporation

2016 Director Compensation

We pay directors a combination of cash and equity-based compensation (deferred share units or DSUs) so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs (see page 47 for more about our director compensation program).

We made changes to our director compensation program in October 2016 to support strong director engagement and stay competitive with the market.

The table below shows the fees we paid to directors for the year ended December 31, 2016. Mr. Phillips’ retainer is higher because he has additional duties and responsibilities as Chair of the Board. Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO.

Fees earned in 2016 are a combination of the old fee schedule from January 1 through September 30 paid in Canadian dollars, and the new schedule as of October 1, 2016, paid in U.S. dollars.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

Name	Cash fees earned ($)(2)	Share-based awards ($)(2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William T. Donovan	102,571	121,474	–	–	–	–	224,045
Brian J. Gibson	44,681	166,155	–	–	–	–	210,836
Allen R. Hagerman	102,571	121,474	–	–	–	–	224,045
Catherine J. Hughes	–	207,836	–	–	–	–	207,836
Steven W. Krablin	–	213,336	–	–	–	–	213,336
Stephen J.J. Letwin	86,362	121,474	–	–	–	–	207,836
Kevin O. Meyers(1)	101,571	121,474	–	–	–	–	223,045
Robert L. Phillips	207,127	121,474	–	–	–	–	328,601

Notes:

(1) Dr. Meyers received $4,500 for attending three management Safety Council meetings in 2016 as the Board’s representative. This amount is included in the cash fees he earned in 2016.

(2)  Directors’ fees were in Canadian dollars in quarters one, two and three. In the fourth quarter of 2016, we began to pay Directors’ fees in U.S. dollars. We utilized an exchange rate as of December 31, 2016 of 1.3556 to convert the fourth quarter fees to Canadian dollars in the table above.

2017 Management Information Circular	31

Outstanding Share-based Awards

DSUs vest immediately on the day they are granted. The table below shows all outstanding share-based awards for each non-management director as of December 31, 2016. We calculated market or payout values using US$5.45, the closing price of Precision shares on the NYSE on December 30, 2016, the final trading day of the fiscal year and an annual average exchange rate of 1.3248.

Non-management directors do not participate in our stock option plan, so they do not have any outstanding option-based awards.

Name	Number of DSUs that have not vested (#)	Market or payout value of DSUs that have not vested ($)	Market or payout value of vested DSUs not paid out or distributed (Cdn$)
William T. Donovan	–	–	690,081
Brian J. Gibson	–	–	742,889
Allen R. Hagerman	–	–	1,137,717
Catherine J. Hughes	–	–	636,840
Steven W. Krablin	–	–	340,885
Stephen J.J. Letwin	–	–	1,062,930
Kevin O. Meyers	–	–	539,483
Robert L. Phillips	–	–	752,117

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2016.

DSUs vest immediately on the day they are granted. The value vested includes additional units granted as dividend equivalents at the same rate as dividends paid on Precision shares.

Name	DSUs – Value vested during the year (Cdn$)(1)
William T. Donovan	121,474
Brian J. Gibson	166,155
Allen R. Hagerman	121,474
Catherine J. Hughes	207,836
Steven W. Krablin	213,336
Stephen J.J. Letwin	121,474
Kevin O. Meyers	121,474
Robert L. Phillips	121,474

Note:

(1) Directors’ fees were in Canadian dollars in quarters one, two and three. In the fourth quarter of 2016, we began to pay Directors’ fees in U.S. dollars. We utilized an exchange rate as of December 31, 2016 of 1.3556 to convert the fourth quarter fees to Canadian dollars in the table above.

32	Precision Drilling Corporation

B – Governance	Management Information Circular

We are committed to strong corporate governance, which we believe is fundamental to generating long-term shareholder value.

This section discusses our governance policies and practices and the role and functioning of our Board and our expectations of directors.

34	Our Approach to Governance
	34	Standards and Practices
	34	Ethical Culture
	35	Diversity

37	About the Board
	38	Independence
	38	Avoiding Conflicts of Interest
	39	Board Priorities
	41	Board Effectiveness
	42	Board Succession
	42	Communicating with the Board

43	Our Expectations of Directors
	43	Integrity
	43	Attendance and Responsibilities
	43	Serving on Other Boards
	44	Skills and Experience
	46	Director Development & Continuing Education
	47	Director Compensation

2017 Management Information Circular	33

Our Approach to Governance

Standards and Practices

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the CSA set out under National Policy 58-201 – Corporate Governance Guidelines and the applicable SEC rules.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section on our website (www.precisiondrilling.com).

Maintaining High Standards

We believe that a strong culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices, and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to make sure they are appropriate and that we maintain high governance standards.

Our main governance charters and policies are posted on our website:

∎   Board and committee charters

∎   corporate governance guidelines

∎   position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer

∎   our code of business conduct and ethics

∎   a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Ethical Culture

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code) incorporates our fundamental principles and applies to our directors, executive officers, employees and contractors. Our Code is available online and is part of our orientation package for new hires. Respecting the Code is a condition of employment, or term of office in the case of directors.

The Code covers nine key areas:

∎ financial reporting and accountability ∎ maintaining confidentiality ∎ avoiding conflicts of interest ∎ complying with laws ∎ safeguarding corporate opportunities	∎ reporting illegal or unethical behaviour ∎ fair dealing ∎ reporting breaches or violations of the code ∎ anti-retaliation.	Our Code of Business Conduct and Ethics is available in the corporate governance section of our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com).

Every director, executive officer and employee must acknowledge annually that they have read, understood and will abide by the Code. They must also complete an online training course about ethical and compliance issues every year. Each member of the senior management team must certify every quarter whether they are aware of any breaches of the Code.

34	Precision Drilling Corporation

Our hotline allows anyone at Precision or outside the company to report, confidentially and anonymously, any suspected illegal, unethical or improper conduct. An independent third party operates the hotline and notifies the Audit Committee immediately if there is an allegation of fraud. The third party produces reports for management – these are reviewed by our legal and internal audit groups who review the reports, investigate any alleged breaches of the Code and follow up with quarterly reports to the Audit Committee.

Only the Board can waive an aspect of the Code for executive officers, and it must promptly disclose the details to shareholders, as required by law. To date, the Board has not received a request for a waiver, nor has it waived an aspect of the Code or had to file a material change report about a departure from the Code.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Respecting our Disclosure Policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

Insider Trading

Our Insider Trading Policy helps ensure ethical behaviour and applies to all directors, executive officers and employees. Reviewed every year by the Corporate Governance, Nominating and Risk Committee, the policy:

∎   sets out our obligations to stock exchanges, regulators and investors

∎   prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information

∎   establishes a regular black-out calendar

∎   prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments

∎   requires insiders to pre-clear planned trades

∎   prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our requirements to meet our minimum share ownership guidelines.

Clawbacks

Our senior leadership team must be accountable for their decisions and we have designed our compensation program so that any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our clawback policy entitles us to recoup some or all the incentive compensation awarded or paid to our senior leadership team (which includes our President and Chief Executive Officer), both past and present, if:

∎   there was a restatement of our financial statements for a fiscal year or fiscal quarter during when they were with Precision

∎   there was an error in calculating executive compensation during their time with Precision, or

∎   the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employer to termination for cause.

The policy was revised in 2017 to include our ability to recoup incentive compensation from members of our senior leadership team that engaged in misconduct.

The policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Diversity

As a corporation with operations around the world and a highly diverse customer base, we encourage the ideas, perspectives, skills, knowledge and cultures of our employees. We strive to provide equal employment and advancement opportunities to all individuals and therefore base employment decisions on merit and the qualifications and abilities of the individual.

We adopted a diversity policy in 2015 that considers gender, race and other factors with the objective of promoting diversity among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience.

2017 Management Information Circular	35

Board Diversity

When recruiting new directors, the Corporate Governance, Nominating and Risk Committee considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The committee also considers diversity as part of this process, including level of representation of women on the Board.

We have not adopted targets for female directors because we believe that merit of the candidate and the needs of the organization must remain paramount. We believe that our process of reviewing candidates on a variety of diversity factors is more appropriate because it includes gender as well as age, ethnicity, geographic location and other experience.

We are mindful of the need to pursue qualified female candidates and the committee ensures that the list of potential director candidates includes a reasonable number of qualified women, but the Board’s decision to appoint or nominate a director is based on the qualifications of the candidates and the expert needs of the Board at that time. The Board also believes that it must also have the flexibility to add qualified board members when they become available, and this may mean appointing male or female directors, as appropriate.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The senior leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending management appointments to the Board. The Board also considers the representation of women in executive positions when reviewing the management succession plan and approving executive appointments; however, we do not have specific gender targets because we believe the merit of the candidate and needs of the organization must be paramount.

Reporting and Accountability

The human resources department reviews the structure, size and composition of our workforce annually and prepares a report for the Senior Vice President, Corporate Services. Similarly, the executive leadership team meets regularly to assess its optimum composition, and provides a report to the Corporate Governance, Nominating and Risk Committee.

The committee also monitors board diversity and prepares an annual report for the board that includes information about factors to consider when recruiting new director candidates.

Representation of women (as of April 3, 2017)	Number of women	Percentage of women
Board of Directors	1	11%
Executive senior management	1	14%

You can read more about diversity considerations under Succession Planning on page 40.

36	Precision Drilling Corporation

About the Board

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candour and fosters a culture of open dialogue.

The Board has established three independent standing committees to help it carry out its

You can read more about the duties of the Board in the Board charter on our website (www.precisiondrilling.com) and in Appendix B starting on page 87.
responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

Each committee has a charter and terms of reference, and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations.

You can read more about the committees beginning on page 28 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

2017 Management Information Circular	37

Shareholders
Board of Directors
responsible for the stewardship of our business and affairs
Audit Committee	Corporate Governance,	Human Resources	Ad hoc committees
	Nominating and	and Compensation

	Risk Committee	Committee
responsible for our financial reporting,			special committees created by the Board
internal control systems	responsible for corporate	responsible for human
and external auditors	governance, enterprise	resources programs,
	risk and board composition	compensation
	and assessment	governance
and executive
compensation
External		Independent
auditors		advisor
Management

Independence

A majority of the directors must be independent for the board to carry out its duties and responsibilities effectively. Eight of our nine directors (89%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with Precision (and our affiliates) and senior management (and

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgment.

Strong and Committed Board

∎  The majority of our directors are independent

∎  All directors have senior leadership experience and they represent a diverse mix of skills and experience

∎  All directors attended all board meetings and their respective committee meetings in 2016 their affiliates) when they join the Board. They must advise the committee if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2016 the committee did not determine any material relations between Precision and the independent directors based on the completed questionnaires about employment and compensation history, affiliations, and family and other relationships.

Independent Chair

Robert Phillips has served as the Chair of our Board since August 2007 and he is an independent non-executive director. The Board has therefore not appointed an independent lead director.

Mr. Phillips has been a Precision director for the past 13 years and is retiring and not standing for re-election. The Board and management propose that the Board elect Mr. Krablin as the new Chair based on his qualifications and experience –you can read more about Mr. Krablin in his profile on page 24.

The Chair provides leadership to the Board, is responsible for the effective functioning of the Board and is the primary liaison between the Board and management. Duties include:

∎  ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

∎ setting the agenda for Board and shareholder meetings ∎ presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
∎ ensuring the Board receives timely and relevant information
∎ ensuring the Board reviews and approves corporate strategy developed by management ∎ monitoring the implementation of our corporate strategy.

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met nine times in 2016. Board and committee meetings do not run for a fixed length of time, so directors can have open and frank discussions about any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter, or excuse themselves from the meeting.

38	Precision Drilling Corporation

Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues like corporate opportunities and the material risks facing our business. We also do a look-back assessment of key strategic initiatives and revise the strategic plan based on our progress, then establish our annual corporate goals and objectives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 52).

Management is responsible for identifying the principal risks of our business and implementing systems to manage risk effectively.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk, and management provides a comprehensive update on risk to the Board and committees regularly.

You can read about the specific activities of each committee beginning on page 28.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are safeguarded:

∎  Management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee quarterly

∎  The Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly

∎  We conduct an enterprise-wide certification process quarterly to reinforce risk accountability and compliance at all levels. Management reviews these results and reports them to the Board every quarter.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2016. KPMG audited our internal controls over financial reporting as of that date, and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2015 and 2016 fiscal years.

2017 Management Information Circular	39

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our business and affairs day to day. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The HRCC recommends the CEO’s annual objectives to the Board for approval, and assesses the CEO’s performance against these objectives at the end of the year.	The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles, and has an emergency succession plan should it be required.

Management provides annual updates to the HRCC, and the CEO meets in camera with the committee every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the merit of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the company.

Management focuses its attention on all levels of management to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

Talent Management Strategy

∎   Acquire and retain high potential people early in their career

∎   Selectively hire seasoned executives and senior managers

∎   Identify and assess high performers and develop those with potential

∎   Engage talent while monitoring employee development to drive high performance and retention

∎   Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally

40	Precision Drilling Corporation

Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the committee and Board can ensure continuous improvement in the board effectiveness.

Important Things to Note

Shareholders elect directors to the Board for a one-year term that expires at the end of the next annual meeting or when a successor is elected or appointed to the Board.

Tenure and Term Limits

We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. The Board has therefore decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The Corporate Governance, Nominating and Risk Committee reviews the Board’s position on term limits and a mandatory retirement age periodically.

Over the past five years, four directors have retired and four new directors, including one woman, have joined the Board. This year Mr. Phillips is retiring and not standing for re-election. Through regular assessment of our needs and active refreshment over the past several years, we have assembled a Board with a strong mix of industry experience (you can read more about the board’s skills and experience beginning on page 44).

2017 Management Information Circular	41

Board assessment
The Chair conducts formal assessments of the Board and committees and interviews each director.
The chair of the Corporate Governance, Nominating and Risk Committee interviews the Chair of the Board and discusses the: ideal qualities and skills for an effective board Board charter position description for the Chair of the Board
Committee assessment
Each committee completes a self-assessment of its: effectiveness in carrying out the duties in the committee charter performance against the goals it set for the year.
The Corporate Governance, Nominating and Risk Committee reviews the committee charters and position descriptions for the committee chairs, and approves any changes.
Director assessment
Director assessment has three components: individual interviews with the Chair of the Board the committee’s review of each director’s competencies, skills, personal qualities and contributions, and any significant changes in their main occupation and other directorships a self-assessment
The Chair of the Board meets with each director with the goal of maximizing their individual contributions. The Chair: uses a checklist to discuss short-term and long-term goals establishes action items so directors can enhance their personal contributions and overall effectiveness shares peer feedback and reviews the director’s progress on action items from the previous year
Directors offer input on ways to enhance the effectiveness of their peers and the Board.
Feedback
The Chair of the Board summarizes his findings for the committee and the Board. The Chair also discusses the results of the individual evaluations with each committee chair.
Directors receive personal feedback on their progress over the year and peer feedback from the Chair of the Board, as described above.

Board Succession

The Corporate Governance, Nominating and Risk Committee is responsible for recruiting new directors and qualified candidates are identified by the Board, management and shareholders from time to time.

The committee assesses candidates against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. It approaches the strongest candidates to determine their level of interest and recommends the most qualified people to the Board for consideration.

The committee assesses candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It also considers diversity factors such as gender, age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the board’s skills on page 44 and our diversity policy on page 35.

The committee is also responsible for the orderly succession of the Board Chair position. The committee uses its director assessment, review of the skills matrix and results of the board assessment process to identify the most suitable candidates for assuming the role of Board Chair in the future. When Mr. Phillips announced his intention to retire from the Board following the 2017 Annual and Special Meeting, the committee performed an assessment to determine Precision’s needs, and recommended Mr. Krablin as our new Chairman of the Board based on his strong financial and operational leadership skills, overall experience and his understanding of the business. The new Board will meet following the 2017 Annual and Special Meeting to review the outcome of the meeting and to elect its new Chair.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board) if they have an appropriate mix of skills, knowledge and business experience and a history of achievement.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta).

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

Special shareholders’ meeting called to elect directors (that is not also an annual meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the chair of the Corporate Governance, Nominating and Risk Committee to present to the committee for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand investor concerns and sentiment so there is constructive dialogue about governance, executive compensation and other matters.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters. The Board also meets with shareholders, governance organizations and others on request.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Fax: 403.264.0251

We expect the nominated directors to attend the annual meeting of shareholders, and to be available at the meeting to speak to shareholders.

Shareholders can also contact the Board through our Corporate Secretary.

42	Precision Drilling Corporation

Our Expectations of Directors

Integrity

We expect our directors to be engaged, fulfill their responsibilities to the Board and their committees and to always act in our best interests.

This means:

∎  complying with our Code of Business Conduct and Ethics, including our conflict of interest disclosure requirements

∎  developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance

∎  diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance

∎  actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered

∎  keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual meeting of shareholders. Directors may attend regular meetings by phone if circumstances require. All our directors had 100% attendance in 2016 (see page 19) for details.

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the Corporate Governance, Nominating and Risk Committee discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committees of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to serve effectively on our committee. Steven Krablin serves on the audit committees of two other public companies as the Board has determined that those committee memberships do not interfere with his ability to serve effectively on Precision’s audit committee.

Board Interlocks

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers each currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. None of the other directors serve together on any other public company boards.

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Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management, and to ensure that all major issues affecting our business and affairs are given proper consideration.

The Corporate Governance, Nominating and Risk Committee uses a comprehensive skills matrix to assess board composition and recruit new director candidates as part of board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized on the following pages.

Leadership – with companies of a scale similar to Precision
Senior leadership experience	5 or	✓	✓	✓	✓	✓	✓	✓	✓

Experience within the last 15 years driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.

more
CEO experience	2 or	✓				✓	✓		✓
Experience within the last 15 years working as a CEO of a public company. This includes establishing ongoing concern processes, measuring business objectives and executive performance accountability.	more
Strategic planning and focus	5 or	✓	✓	✓	✓	✓	✓	✓	✓

Experience with planning, evaluation and implementation of a strategic plan. This includes a demonstrated ability to focus on longer term goals and strategic outcomes, separate from day-to-day management and operations.

more
Business development	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Experience developing and implementing an organization’s vision and strategy as well as augmenting sales and marketing to improve customer acquisition and retention.
Industry experience – within the last 15 years
Oilfield service	3-4	✓			✓	✓			✓

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.

Oil and gas	3-4	✓		✓	✓	✓	✓	✓	✓
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision’s customers, markets, operational challenges, strategies, regulatory matters and technology.
Land rig manufacturing / Technology expertise	1-2				✓	✓		✓	✓
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment.
Financial literacy – within the last 15 years
Accounting	3-4	✓	✓	✓	✓	✓	✓	✓	✓

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies. Familiarity with internal financial controls.

Corporate finance / Mergers and acquisitions	2-3	✓	✓	✓		✓	✓		✓
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions.

44	Precision Drilling Corporation

Minimum preference
W. Donovan B. Gibson A. Hagerman C. Hughes S. Krablin
S. Letwin
K. Meyers
K. Neveu

Business experience – within the last 15 years
International	2-3	✓	✓		✓	✓	✓	✓	✓

Senior executive experience working in an organization with global operations where Precision is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements.

Information technology expertise	1-2		✓			✓	✓	✓	✓

Executive experience leading an information technology organization or within an organization leading the information technology division. Experience with planning, evaluation and implementation of an information technology system.

Human resources and compensation	1-2		✓	✓	✓	✓	✓	✓	✓

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation, and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites.

Health, safety, environment and social responsibility	1-2	✓		✓	✓	✓	✓	✓	✓
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment (HSE) and social responsibility. Demonstrated commitment to Precision’s HSE values.
Legal	1-2	✓	✓	✓		✓	✓		✓
Experience in corporate securities and mergers, acquisitions, litigation, contract law, international law, intellectual property and regulatory/public policy.
Board experience
Governance / Board and committees	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees.
Risk assessment	3-4	✓	✓	✓	✓	✓	✓	✓	✓
Experience in the process of identifying principal corporate risks and ensuring that management has implemented the appropriate systems to manage risk.
Government relations	1-2		✓	✓		✓	✓	✓	✓
Experience in strategic government relations and effective communications for public sector, private sector and not-for-profit boards.
Board certifications	1-2		✓	✓
Possess board certifications from NACD, ICD or similar institutions.
Other traits
Teamwork	All	✓	✓	✓	✓	✓	✓	✓	✓

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision.

Devil’s advocacy	1-2	✓	✓	✓	✓	✓	✓	✓	✓

An executive who fosters an environment of congenial controversy in an effort to minimize ‘groupthink’ and increase open-mindedness, improve problem solving and allow for better integration of diverse views.

2017 Management Information Circular	45

Minimum preference
W. Donovan B. Gibson A. Hagerman C. Hughes S. Krablin S. Letwin K. Meyers K. Neveu

Director Development

Continuing Education

Director education helps directors strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. It also helps directors stay abreast of changing governance issues and requirements, and understand the issues we face in the context of our business. Directors receive a board package with pre-reading materials in advance of regularly scheduled meetings. Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. Management also makes in-house presentations on specific topics, and brings in industry experts from time to time for briefings on market and industry trends. We encourage directors to attend external educational events as appropriate. Management informs directors of governance and industry conferences and seminars that may be of interest. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

Below is a list of the educational programs attended by our directors in 2016.

2016 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Put TSR in its Place	NACD
Data Analytics	EY
IFRS Standard on Revenue	EY
Corporate Enterprise Risk Management – Phase III	IAMGOLD
Corporate Governance
CEO Compensation	Hugessen
Failures around the World	IMD
Effective Board: Four Pillars	IMD
Balancing Corporate Governance & Entrepreneurship	IMD
Leading Women Board Members’ Experience	Ann Fudge
Principles of Shareholder Engagement	ICD
Industry Expertise on Corporate Boards	Korn Ferry seminar
Board’s Role in Corporate Strategy	ICD
Human Resources and Compensation
Board’s Role in Long Term Value Creation	Agenda
Chapter Executive Orientation	ICD
Executive Education	Harvard Business School
Industry and Markets
Capital Market Updates	Credit Suisse
Future Outlook for Oil & Gas	Conoco Phillips
Tubular Equipment RFP for Preferred Suppliers	Precision Drilling
Oil & Money Conference	International New York Times & Energy Intelligence
Financial Distress in US & E&P Space and Debt/Creditor Strategies	Perella Weinberg Partners
Royalty Competitiveness	Peter Tertzakian & David Mowat
China Outlook	McKinsey & Company

Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation of the business. They receive an orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The Corporate Governance, Nominating and Risk Committee reviews the orientation manual to make sure the content is current and appropriate.

New committee members receive a copy of their committee’s charter and minutes of recent meetings. They meet with the committee chair and with the committee’s key management representatives to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

46	Precision Drilling Corporation

Director Compensation

Our director compensation program is based on four principles:

∎   align director interests with Precision’s long-term success

∎   attract and retain highly-qualified directors who have a sufficient range of skills, expertise and experience

∎   compensate directors appropriately for their knowledge and contributions

∎   be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is a management director and is compensated in his role as President and CEO.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation comparator group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee uses this same group to benchmark executive compensation (see page 53).

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

∎  receive part of their retainer in deferred share units (DSUs), which tracks the performance of Precision shares

∎  can choose to receive all or some of their cash compensation in DSUs

∎  must meet share ownership requirements within four years of joining the Board.

Our President and CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 20.

We pay directors a combination of cash and equity-based compensation (as deferred share units, or DSUs) so they have a vested interest in Precision’s long-term success.

The Corporate Governance, Nominating and Risk Committee is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and seeks independent advice from an external consultant (currently Mercer, the same consultant the Human Resources and Compensation committee uses for executive compensation).

New in 2016

On October 1, 2016, we introduced a fixed annual cash retainer for director pay to streamline the compensation structure and make the program easier to administer. The fixed annual cash retainer also supports strong director engagement, caps director pay and is a common corporate governance practice.

The new retainer covers all board and committee memberships and meeting fees and other committee meetings directors attend as guests. The Corporate Governance, Nominating and Risk Committee conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The annual retainer paid to the Chair of the Board will continue to be higher to reflect additional duties and responsibilities. Directors who serve as a committee chair will receive a higher amount to recognize their increased responsibilities.

The annual cash retainer is paid in U.S. dollars rather than Canadian dollars as it helps us to attract and retain strong global talent to the Board and supports Precision’s long-term growth strategy biased towards U.S. and international operations. Directors continue to receive an equity retainer, which has increased slightly as a result of the compensation review.

Compensation paid to directors in 2016 is therefore a prorated amount of the previous fee structure of retainers and meeting fees and the new fixed retainer. The last change to director compensation was in 2013. We increased the equity retainer following Mercer’s review of peer practices, meeting fees and share ownership. No changes were made in 2014 because director pay was close to the 50th percentile in nearly all relevant metrics relative to the compensation peer group. The Committee began considering potential changes for our U.S. directors in 2015 due to the depreciation of the Canadian dollar. After further research and analysis, it recommended the above changes to the Board in 2016 for its review and approval.

2017 Management Information Circular	47

Director Share Ownership

We encourage directors to have an ownership stake in Precision because we believe it supports our future success and aligns the interests of our directors and shareholders. It is recommended that each director own at least twice the amount of his or her annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and DSUs towards meeting the guidelines.

We use the actual purchase cost or the current market price, whichever is higher, to calculate share ownership. All directors met the requirements in 2016.	About DSUs A deferred share unit is a phantom unit equal to the fair market value of a Precision share. It is settled in cash or shares after the director retires (see below for more information.)
Components

In late 2016 we restructured the director compensation program, moving from a cash retainer and meeting fee structure to a fixed annual cash retainer that covers all board and committee memberships and meeting fees and other committee meetings directors attend as guests.

Directors continue to receive an annual equity retainer in DSUs so they have a vested interest in Precision’s future success. Directors can still choose to receive all or some of the cash retainer in DSUs. They are not eligible to receive incentive awards.

These changes bring our director compensation more in line with the typical pay mix in the market, but position us slightly below the median of the comparator group, which we believe is appropriate in light of the industry environment. The table below shows the old director fee schedule and the new structure beginning October 1, 2016.

2016 (January 1 to September 30) Paid in Cdn$			Current (as of October 1, 2016) Paid in US$
Annual retainer	Cash	Equity	Fixed annual retainer	Cash	Equity
Chair of the Board	$135,000	$110,000	Chair of the Board	$180,000	$115,000
Committee chairs	$15,000		Board member who serves as a committee chair	$95,000	$115,000
Board member	$40,000	$110,000	Board member	$80,000	$115,000
Committee members	$7,500
Meeting fees
Board meeting	$1,500
Audit Committee meetings	$2,500
Other special committee meetings	$1,500

Deferred Share Units (DSUs)

Form of award	Notional share-based awards (granted in accordance with the DSU plan, the DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and helps directors meet our share ownership guidelines
Vesting

∎  Vest when granted

∎   Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a debt covenant restriction in our note indentures.

Payout	Settled in cash or shares after the director retires
Assignment	Cannot be assigned

48	Precision Drilling Corporation

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the TSX (NYSE as of October 1, 2016) for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares, however, no dividends were paid in 2016 (see the following page for details).

DSUs vest immediately and can only be redeemed for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX (NYSE as of October 1, 2016) for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes), or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as the date does not fall during a blackout period. Payment can be lump sum or in two payments unless a director has not specified a redemption date, in which case DSUs issued under the new plan will be redeemed on one date, six months after the retirement date. Shareholders approved the current DSU plan in May 2011 and it went into effect on January 1, 2012.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date, but can participate again when employment ends.

The Corporate Governance, Nominating and Risk Committee and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

∎ a maximum of 1,000,000 Precision shares

∎ not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

∎ not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed. DSUs are issued under the old plan from time to time to provide for dividend equivalents.

At December 31, 2016, based on the total balance of DSUs in the directors’ accounts:

∎   a total of 119,340 Precision shares were issuable under the current DSU plan

∎   total of 195,743 Precision shares were issuable under the old plan.

You can read more about the plans under Equity Incentive Plan Information on page 78.

2017 Management Information Circular	49

C – Executive Compensation	Management Information Circular

‘Pay-for-performance’ is a core principle of our compensation program. Our program is designed to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management, and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2016 and 2017.

51	Compensation Discussion and Analysis
	51	Compensation Governance
	52	Compensation Design and Decision-making
	58	2016 Executive Compensation
	69	CEO Compensation
	73	Share Performance Cost of Management
	73	Details

74	2016 Compensation
	74	Summary Compensation Table
	76	Equity-based Compensation
	78	Equity Incentive Plan Information
	79	Pension Benefits
	79	Termination and Change of Control

50	Precision Drilling Corporation

Compensation Discussion and Analysis

Compensation Governance

We have designed our compensation program to pay-for-performance, support our strategy and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

The Human Resources and Compensation Committee is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay-for-performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our most senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this circular.

Qualified and Experienced Committee

All six members (Kevin Meyers, Allen Hagerman, Catherine Hughes, Steven Krablin, Stephen Letwin and Robert Phillips, our Chair of the Board) are highly qualified and represent a strong mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Canadian Directors, and Catherine Hughes is currently enrolled in the program.

Our Compensation Practices

∎  The Board has final approval of all decisions about executive compensation

∎  The HRCC consists entirely of independent directors

∎  The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation

∎  Management uses a different human resources consultant to avoid conflicts of interest

∎  Compensation decisions are made using a formal assessment process and pre-established metrics

∎  The Board can use its discretion to adjust incentive plans based on its overall assessment

∎  Executives are encouraged to own Precision shares so they have a vested interest in our future success

∎  The HRCC and Board discuss incentive plan metrics and individual executive performance quarterly

∎  The HRCC conducts compensation risk assessments every year

2017 Management Information Circular	51

Shareholders
Board of Directors
responsible for the stewardship of our business and affairs
Audit Committee	Human Resources	Corporate Governance,
	and Compensation	Nominating and
	Committee	Risk Committee
Independent
advisor
Management
CEO
CFO
SVP, Corporate Services
VP, Human Resources

Skills and experience	Number of committee members
Business or industry experience	6 of 6	Average committee tenure: 7.2 years
Financial background	4 of 6
Human resources or compensation experience (including compensation committees of other public companies or organizations)	5 of 6
Senior leadership experience	6 of 6

The HRCC operates independently of management and sets aside time at every meeting to meet without management present. You can read more about each director beginning on page 20 and the HRCC’s activities in 2016 on page 5.

Independent Advice

The HRCC retains an external consultant for advice, research and analysis about executive compensation and has worked with Mercer since 2006. Mercer provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions.

The table below shows the total fees paid to Mercer in the last two years and the HRCC pre-approves all services. All other fees were higher in 2015 because we consulted with Mercer on the implementation of a new benefits plan effective January 1, 2016 for our U.S. employees.

Year ended as of December 31	2016	2015
Executive compensation-related fees (HRCC)	$162,800	$173,698
All other fees (pension and benefits consulting)	$115,264	$260,830
Total fees	$278,064	$434,528

From time to time, management seeks independent human resources and compensation advice and uses Willis Towers Watson to maintain impartiality and avoid conflicts of interest.

Managing Compensation Risk

The HRCC monitors governance issues and industry developments, and conducts an internal risk assessment annually using Mercer’s framework. It also engages Mercer to carry out a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian regulatory requirements and the increasing scrutiny of governance practices generally.

In 2015, Mercer looked at seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse

Seven Areas of Compensation Risk

∎   Pay mix

∎   Incentive plan funding, leverage and caps

∎    Performance period

∎    Performance measures

∎   Pay-for-performance

∎   Amount of incentive payouts

∎    Plan governance and risk mitigation

effect on Precision. That review confirmed our compensation policies, program structure and components are sound and it did not identify any areas of material risk. The HRCC’s review in 2016 reached the same conclusion.

Compensation Design and Decision-making

Executive compensation at Precision is designed to support our corporate strategy and pay-for-performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Our compensation program must be competitive to attract and retain high performing global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders and industry groups.

Our compensation program:

∎   aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term

∎   supports the achievement of our short-term and long-term strategic objectives and priorities

∎   balances both corporate and individual objectives to support our core values, strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk

∎   creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

52	Precision Drilling Corporation

Executives participate in the same compensation programs as our other salaried employees. However, executives have a higher proportion of pay that is at-risk and not guaranteed.

Benchmarking

We benchmark executive compensation to make sure we are competitive in markets where we operate to attract and retain global talent.

The HRCC works with Mercer and our human resources group to review market data and establish a comparable peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries aligned to or slightly below the median (50th percentile) of the compensation peer group. Targets for total direct compensation (salary plus short-term and long-term incentives) are set at the median for solid performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

About the Compensation Peer Group

Our compensation peer group includes similar companies, including contract drilling, well servicing and offshore drilling companies, that have been carefully selected based on their comparability to Precision – comparable business lines and similar in size, complexity, operating regions and style of operation. The peer group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

The committee works with Mercer on the analysis, examining eight metrics that provide a reasonable indication of the complexity of each company:

∎ revenue ∎ EBITDA ∎ assets ∎ total employees	∎ market capitalization ∎ enterprise value ∎ geographic footprint ∎ complexity of service offerings.	We also use a peer group to assess our relative TSR performance under our PSU plan. This group is different as it consists of companies we compete with for investors (see page 66 for details).

For benchmarking purposes, Mercer reviews peer company proxy materials, as well as gathers third party compensation surveys and relevant data from other companies in the energy services sector that have similar revenue if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews the compensation peer group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning.

2016 Compensation Peer Group

We benchmarked compensation levels for 2016 against the following 16 companies. The 2016 compensation peer group is unchanged from 2015.

∎ Atwood Oceanics ∎ Ensco PLC ∎ Ensign Energy Services Inc. ∎ Forum Energy Tech ∎ Helmerich & Payne ∎ Key Energy Services Inc. ∎ Nabors Industries Ltd. ∎ Oil States International	∎ Patterson-UTI Energy Inc. ∎ RPC Inc. ∎ Rowan Cos PLC ∎ Shawcor Ltd. ∎ Superior Energy Services Inc. ∎ Tidewater Inc. ∎ Trican Well Service Ltd. ∎ Trinidad Drilling Ltd.

2017 Management Information Circular	53

New in 2017

The HRCC reviewed the 2016 compensation peer group with assistance from Mercer and feedback from management, and made changes for 2017 based on the analysis. Canadian Energy Services & Technology Corp., Diamond Offshore Inc. and Secure Energy Services were added to the group based on the criteria previously described, replacing Key Energy Services Inc., Tidewater Inc. and Trican Well Service Ltd.

The 16 companies listed below will be used to benchmark executive compensation for 2017:

2017 Compensation Peer Group

∎ Atwood Oceanics ∎ Canadian Energy Services & Technology Corp. ∎ Diamond Offshore Inc. ∎ Ensco PLC ∎ Ensign Energy Services Inc. ∎ Forum Energy Tech ∎ Helmerich & Payne ∎ Nabors Industries Ltd.	∎ Oil States International ∎ Patterson-UTI Energy Inc. ∎ RPC Inc. ∎ Rowan Cos PLC ∎ Secure Energy Services ∎ Shawcor Ltd. ∎ Superior Energy Services Inc. ∎ Trinidad Drilling Ltd.

54	Precision Drilling Corporation

Components of Executive Compensation Total direct compensation includes a mix of fixed and variable pay:
Element	Target weighting	Form	Performance period	Payout
Salary	20-30%	Cash	One year	∎ Fixed
Short-term incentive	20%	Cash	One year	∎ Variable ∎ Value is based on corporate and individual performance
Long-term incentive	50-60%	Performance share units (PSUs)	Three years (cliff vest)	∎ Variable ∎ Value is based on our relative performance –our TSR against our performance peer group ∎ Settled in cash

Important note

If shareholders approve the new omnibus plan, the Board will be able to settle the short and long-term incentive awards in cash, shares or a combination of both. See Appendix A, page 83 for details.

		Stock options	Seven years (one-third vests each year over three years)	∎ Variable ∎ Value depends on the appreciation in our share price relative to the strike price ∎ Dilutive plan
		Restricted share units (RSUs)	Three years (one-third vests each year)	∎ Variable ∎ Amount depends on our share price when the units vest ∎ Settled in cash ∎ (Senior executives are only eligible in certain circumstances)

Compensation Pays Out Over Time

Our compensation program emphasizes the long term. Incentive awards account for the majority of executive pay and pay out over time, based on performance. The short-term incentive accounts for approximately 20% of total compensation, while long-term incentives account for 50% to 60% depending on the position of the executive.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because their ultimate value is based on share performance.

Note:

(1)  The committee has the ability to grant restricted share units (RSUs) to named executives, however no RSUs have been granted to our named executives in the last five years. We typically grant RSU awards to executives only in certain situations.

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Share Ownership

All senior executives are encouraged to own Precision shares, which gives them a vested interest in our future success. See page 58 for information about each named executive’s share ownership.

Executives set out to meet the share ownership guidelines within five years of assuming their position which do not include RSUs, PSUs or stock options. The current guidelines are set to have the CEO hold five times annual base salary and the NEOs hold two times base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

56	Precision Drilling Corporation

Decision-making Process We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay.

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Link to strategy
Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual business plan.
Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance.
The CEO recommends to the HRCC the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.
Performance assessment
The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.
At the end of the year, the HRCC completes an assessment of corporate performance, our share performance and executive salaries, consulting with its external consultant as needed.
At the same time the CEO prepares a self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short-term and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the HRCC’s review and discussions.
Pay for performance
The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.
This includes: determining the corporate and individual performance scores for the short-term incentive plan deciding whether to use discretion and apply the corporate modifier to the short-term incentive plan determining the payout of any performance share unit and restricted share unit awards that are vesting approving any salary adjustments deciding on new grants of long-term incentive awards
Final approval
Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.

2016 Executive Compensation

This section describes our executive compensation program for 2016 and the key decisions affecting executive pay for our President and Chief Executive Officer, Chief Financial Officer and the three next most highly compensated officers (named executives) for 2016:

Kevin A. Neveu | President and Chief Executive Officer (CEO)

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007. Mr. Neveu has 35 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 552,596 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer (CFO)

Carey Ford was appointed to his current position in April 2016. He joined Precision in May 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in March 2016. Mr. Ford has an MBA and holds the Chartered Financial Analyst designation.

Owns 48,156 Precision shares

Gene C. Stahl | President, Drilling Operations

Gene Stahl was appointed to his current position in 2009 and assumed responsibility for Precision’s global drilling operations in January 2017. He began his career with Precision in 1993 on the drilling rigs in southern Alberta, while studying Economics and Business at the University of Calgary. Mr. Stahl began full-time in field sales in 1996 and progressed through a number of roles with increasing responsibility including several executive roles before assuming his current position.

Owns 76,886 Precision shares

Doug Evasiuk | Senior Vice President, Sales & Marketing, N.A.

Doug Evasiuk was appointed to his current position in 2011. He began his career as a roughneck in western Alberta, and joined Precision in 1993 and has held several senior positions covering the Canadian, U.S. and International markets and managing the marketing of Precision’s drilling fleet, directional drilling and other services supporting drilling activities. Mr. Evasiuk has a diploma in Petroleum Technology from the Southern Alberta Institute of Technology and has completed executive education coursework in The General Management Program at Harvard Business School.

Owns 19,155 Precision shares

Grant Hunter | Senior Vice President, U.S. Operations

Grant Hunter was appointed to his current position in 2007 and relocated to Houston, Texas, to establish our operations in the U.S. Mr. Hunter joined Precision in 1980 as a driller and assumed increasing levels of responsibility including Field Superintendent and Operations Manager. He has over 37 years of experience in the oilfield industry, and began his career in 1976 working as a roughneck in southwestern Alberta.

Does not own Precision shares

58	Precision Drilling Corporation

Niels Espeland | President, International

(retired on January 10, 2017)

Niels Espeland joined Precision on November 2011 as President, International, moved to a part-time role on October 31, 2016. He retired on January 10, 2017 and continues to advise Precision as a consultant on an ongoing basis. Mr. Espeland led our international group and has been instrumental in our growth in the Middle East and Latin America. He has over 35 years of experience in the international oilfield service industry and holds Engineering degrees in Petroleum Technology and Drilling Technology.

Robert J. McNally is our former Executive Vice President and Chief Financial Officer. He left Precision on March 10, 2016.

Note:

     Share ownership is as of April 3, 2017. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives cannot count RSUs, PSUs or stock options toward their requirement. See page 56 for more about our share ownership requirements for executives. Executives have five years from becoming a named executive to meet the share ownership guidelines.

Total Direct Compensation Received for 2016 The table below shows the salary paid, the short-term incentive paid, and long-term incentive grants for 2016.
	2016(1)	Amount at-risk
Kevin Neveu	$4,682,140	82%
Carey Ford	$1,440,650	71%
Gene Stahl	$1,728,106	71%
Doug Evasiuk	$1,306,944	68%
Grant Hunter	$1,338,908	69%
Niels Espeland	$1,542,239	75%

Notes:

1) The 2016 compensation calculation above includes the base salary earnings, the short-term incentive earnings, and the 2016 long-term incentive grants for each of the executives. For compensation paid in $US to the executives listed above, we used an average exchange rate of 1.3248.

Salary

An executive’s salary is fixed pay for performing day-to-day responsibilities. The amount depends on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 53 for information about the compensation peer group).

	2015	2016	% change from 2015
Kevin Neveu(1)	$725,000	US$670,000	+18%	Salaries are typically adjusted in March
Carey Ford(2)	US$265,000	US$335,000	+24%
Gene Stahl	US$378,750	US$378,750	–
Doug Evasiuk	US$315,180	US$315,180	–
Grant Hunter	US$315,500	US$315,500	–
Niels Espeland(3)	US$350,200	US$350,200	–
Robert McNally(4)	US$420,000	US$420,000	–

Notes:

1)  Mr. Neveu’s salary was adjusted to US$670,000 from Cdn$725,000 effective March 1, 2016 to coincide with his relocation to Houston, Texas, and in response to the Board’s decision to pay the CEO in U.S. dollars with a base salary between the 25th and 50th percentiles rather than adjust his pay to the median of the peer group, as disclosed in last year’s circular. Mr. Neveu’s 2015 base salary was in Canadian dollars.

2)  Mr. Ford’s salary increased from US$265,000 to US$335,000 when he was promoted to Senior Vice President and Chief Financial Officer on April 22, 2016.

3)  Mr. Espeland retired from Precision on January 10, 2017.

4)  Mr. McNally resigned from Precision in 2016, and therefore did not receive his full salary for the year. See the Summary Compensation Table on page 74 for his actual salary in 2016.

Similar to 2015, we froze salaries in 2016 across the entire company, except for promotions, relocations and international transfers, to maintain our focus on cost management. In 2017 we recognize the need to retain and attract key talent as the outlook for the oilfield services industry improves. As such, we will look to provide necessary compensation adjustments to remain competitive in the market while maintaining our cost management strategy.

2017 Management Information Circular	59

Short-term Incentive Plan (STIP)
Form	Annual cash bonus
Who participates	All regular salaried, non-overtime employees
Purpose	Variable compensation tied directly to annual performance
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award	∎ The actual award depends on both corporate (90%) and individual (10%) performance ∎ The board can adjust the corporate result by +/- 25 percentage points ∎ Capped at 200% of the executive’s target
Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and change of control on page 86

About the STIP Scorecard

The STIP performance scorecard includes a balance of financial, operational and individual metrics that focus executives on our financial and operational performance as well as the successful execution of our strategic initiatives – all critical to the success of our High Performance, High Value strategy.

Corporate Performance Score (90%)

The HRCC sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting and a threshold, target and maximum (stretch) objective.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 180% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by 25 percentage points.

New for 2016

In response to the prolonged market downturn, the HRCC made several important changes to the 2016 STIP scorecard to align it more closely with our strategic priorities and to keep potential payouts appropriately low in a year of low earnings.

The changes increased our focus on reducing costs, minimizing spending and conserving cash – all to position Precision for a rebound in the market as follows:

∎  increased the target weighting of the corporate performance score to 90% (from 80%)

∎  increased the weighting of financial metrics in the corporate performance scorecard

∎  introduced adjusted cash flow, a new financial metric to focus the business on conserving cash

∎  redistributed the weightings of the operational metrics to highlight core areas of strategic focus.

The Board bases its adjustment on extenuating circumstances and our progress on strategic deliverables not quantified in the STIP scorecard that support our five-year strategic plan, as reported on a quarterly basis to the Board. If the corporate modifier is utilized, the total corporate performance score will not exceed 180%. The HRCC has the ability to reduce a 180% corporate performance score utilizing the corporate modifier.

While the Board has always had the discretionary authority to increase or decrease the STIP awards based on our performance for the year or due to extenuating circumstances, the corporate modifier, introduced in 2015, enhances transparency should the Board decide to exercise authority.

Individual Performance Score (10%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achieves the objectives set with their leader at the beginning of the year.

At the end of the year, the committee reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

60	Precision Drilling Corporation

2016 STIP Awards

The table below shows the 2016 STIP award for each named executive. The award was paid on March 7, 2017. Mr. McNally left Precision in March 2016 and therefore did not receive a short-term incentive award for the 2016 financial year.

Notes:

(1) Mr. Neveu’s base salary was adjusted to US$670,000 from Cdn$725,000 effective March 1, 2016 to coincide with his relocation to Houston, Texas, and in response to the Board’s decision to pay the CEO in U.S. dollars with a base salary between the 25th and 50th percentiles rather than adjust his pay to the median of the peer group, as disclosed in last year’s circular.

(2) All the named executives are based in the U.S., except Mr. Espeland who was based in Dubai, United Arab Emirates. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the average exchange rate of 1.3248 for 2016.

(3) As Mr. Ford moved into the SVP, Chief Financial Officer role in 2016, we have not compared his 2016 STIP award to 2015.

About the 2016 Corporate Performance Score and Corporate Modifier

This year’s corporate performance score was calculated at 50.1%, and is mainly the result of longer term lower commodity prices and continued pressure on our customers, which resulted in lower drilling budgets this year compared to 2015.

After a comprehensive review of the scorecard and results, the Board decided not to apply the corporate modifier to the calculated score.

2017 Management Information Circular	61

										%
										change
										from
										2015
										award
Kevin Neveu(1) (2)	$844,899	x	100%	x	50.1%	0.0%	15.0%	=	$550.029	-14%
Carey Ford(2)(3)	$424,548	x	75%	x	50.1%	0.0%	15.0%	=	$207,285	n/a
Gene Stahl(2)	$501,768	x	75%	x	50.1%	0.0%	15.0%	=	$244,988	- 2%
Doug Evasiuk(2)	$417,550	x	75%	x	50.1%	0.0%	10.0%	=	$188,211	- 18%
Grant Hunter(2)	$417,974	x	75%	x	50.1%	0.0%	20.0%	=	$219,750	- 5%
Niels Espeland(2)	$386,620	x	75%	x	50.1%	0.0%	10.0%	=	$174,269	- 25%

2016 Corporate performance score	Threshold 0%	Target 90%	Maximum 180%	Actual		=	Weighted score
Financial performance (70%)							27.50%
Adjusted EBITDA(1) (24%) Measures our growth New in 2016: weighing reduced by 11%	$241,000,000	$312,000,000	$374,400,000	$228,075,000			0.00%
Return on capital employed(2) (22%) Measures our profitability New in 2016: weighing increased by 14%	5%	7%	11%	0%			0.00%
Adjusted cash flow(3) (24%) Measures our ability to finance our operations	$75,000,000	$115,000,000	$155,000,000	$120,831,000			27.50%
New in 2016: new metric added to increase our focus on conserving cash
Operational performance (20%)							22.60%
Safety performance (8%) Key to our operations and ensures we maintain a strong focus on keeping employees safe New in 2016: weighting reduced by 2%
∎ TRIF	1.05	0.88	0.70	1.06			0.00%
∎ % of facilities recordable free	95%		98%	Q1: 98 Q2: 99 Q3: 98 Q4: 96	% % % %		7.00%
Mechanical downtime (5%) Low unplanned mechanical downtime lowers costs and increases revenue New in 2016: weighting reduced by 2.5%
∎ Canada	0.61%	0.58%	0.44%	0.47%			3.57%
∎ U.S.	1.65%	1.50%	1.35%	0.90%			4.00%
∎ International	1.79%	1.69%	1.50%	0.93%			2.00%
Strategic initiatives (5%) Measures performance against strategic initiatives for the year New in 2016: weighting reduced by 2.5%
∎ Directional Drilling
Directional drilling operating days	2,500	4,000	5,500	2,287			0.00%
Integrated days	54%	60%	65%	53.63%			0.00%
∎ International EBITDA	$29,616,000	$37,020,000	$44,242,000	$31,262,579			2.03%
Employee retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service New in 2016: weighting reduced by 1%	85%	87%	91%	93.07%			4.00%
Corporate performance score							50.10%
Corporate modifier (+/- 25%)			CEO Other named executives				0 0	% %

Notes:

(1)  Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash impairment, decommissioning, depreciation and amortization charges.

(2)  Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3)  Adjusted cash flow is based on the change in our cash balance at December 31, 2015 and December 31, 2016, and does not include expansion capital expenditures, the impact of foreign exchange, financing cash flows and restructuring charges.

62	Precision Drilling Corporation

About the 2016 Individual Performance Scores Scores are based on a five-point rating scale used in our performance management system:
Rating scale	Performance score
Exceptional performance	20
Strong performance	15
Solid performance (target)	10
Striving performance	5
Improved performance required	0

Long-term Incentive Award

Our long-term incentive award is granted at the beginning of each year to motivate executives to deliver on future performance and achieve our strategic plan. It is designed to:

∎  align the interests of participants with those of our shareholders

∎  reward our people for achieving growth in shareholder value

∎  retain them in a competitive and highly cyclical environment.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

∎  performance share units (PSUs)

∎  stock options

∎  restricted share units (RSUs).

Each has different vesting and eligibility criteria as described in the table below.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our compensation peer group, as well as internal equity and overall market competitiveness.

Generally, the more senior the position, the greater the weighting we place on long-term incentives. Since 2014, the total value of the award for our most senior executives has been allocated 60% PSUs and 40% options (before 2014 it was 50% PSUs and 50% options). This allows us to tie incentive payouts to our performance over mid- and long-term time horizons. It also puts a higher weighting on performance-based vesting and better aligns with our pay-for-performance philosophy and industry practice.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 86 for more information. PSUs and RSUs cannot be assigned. Options can only be assigned or transferred, as permitted by law.

The committee and the Board do not consider previous grants of long-term incentives when determining new grants, except to consider the total limit on stock option awards and individual limits, as part of the committee’s responsibilities for administering the stock option plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

All stock option awards granted from 2010 through 2015 were out of the money as of December 31, 2016, and therefore had no value.

2017 Management Information Circular	63

	Performance share units (PSUs)	Stock options	Restricted share units (RSUs)
Form of award	∎ Notional share-based awards ∎ Plan is non-dilutive	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive	∎ Notional share-based awards ∎ Plan is non-dilutive
Who participates	∎ Senior executives, including the CEO and CFO, and key corporate and operational employees ∎ Not open to non-management directors	∎ Senior executives, including the CEO and CFO, and key corporate and operational employees ∎ Not open to non-management directors

∎   Typically only granted to senior executives in certain situations, such as a sign-on bonus for new hires to compensate them for deferred compensation they forfeited with a former employer

∎   No RSUs have been awarded to named executives in the past five years

Vesting

∎   Cliff vest at the end of three years

∎   Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎   One-third vest each year beginning on the first anniversary of the grant date

∎  Expire after seven years

∎   If the holder cannot exercise his or her stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

∎   One-third vest each year over three years

∎  Units earn dividend equivalents at the same rate as dividends declared and paid on Precision shares (dividend equivalents are notionally reinvested as additional units)

Payout	∎ Settled in cash based on the formula on page 66

∎  Based on fair market value (strike price) when the options are exercised

∎   The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎   Options only have value if the price of Precision shares increases above the strike price

∎ Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units)

64	Precision Drilling Corporation

2016 Long-term Incentive Award

The table below shows the 2016 long-term incentive award, which was granted on February 23, 2016. The award was allocated 60% to PSUs and 40% to stock options.

The table also shows the 2017 long-term incentive award, which the Board approved on February 8, 2017 and allocated 60% to PSUs and 40% to stock options. If shareholders approve the new Omnibus Plan at our 2017 annual and special meeting, the Board can decide to settle the 2017 awards in shares, cash, or a combination of both. See pages 16 and 83 for details.

	2016 long-term incentive award(1)	Allocation				2017 long-term incentive award(4)
		PSUs (60%)		Stock options (40%)
		$	#(2)	$	#(3)
Kevin Neveu	$3,287,212	$1,981,267	442,500	$1,305,945	686,000	$4,181,073
Carey Ford	$808,817	$481,475	94,400	$327,342	146,300	$1,110,514
Gene Stahl	$981,350	$591,470	132,100	$389,880	204,800	$914,442
Doug Evasiuk	$701,183	$422,670	94,400	$278,513	146,300	$653,125
Grant Hunter	$701,183	$422,670	94,400	$278,513	146,300	$653,125
Niels Espeland	$981,350	$591,470	132,100	$389,880	204,800	–
Robert McNally	$1,401,918	$844,893	188,700	$557,025	292,600	–

Notes:

(1)  Converted to Canadian dollars using the following exchange rates on the grant date: 1.4080 (January 29, 2016 for PSUs) and 1.3792 (February 23, 2016 for stock options). Mr. Ford received a top-up grant for his promotion to Senior Vice President and Chief Financial Officer, using the following exchange rates on the grant date: 1.2710 (April 21, 2016 for PSUs) and 1.2686 (May 3, 2016 for stock options).

(2)  PSUs were valued on the grant date using the volume weighted average price of Precision shares for the five previous trading days on the TSX for Canadian units and on the NYSE for U.S. units. February 2016 grants to Mr. Ford, Mr. Stahl, Mr. Evasiuk, Mr. Hunter and Mr. Espeland were in U.S. units based on US$3.18 on the NYSE. Mr. Ford’s top-up grant on April 21, 2016 was in U.S. units based on $4.75 on the NYSE.

(3)  Stock options were valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary Compensation Table on page 74 for details about the assumptions used.

(4)  2017 grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for PSUs: $7.60 on the TSX for Canadian units, and US$5.77 on the NYSE for U.S. units. 2017 grants to the named executives were in U.S. units based on US$5.77 on the NYSE, and converted to Canadian dollars using the January 31, 2017 exchange rate of 1.3030.

2017 grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the grant date for Options: $7.60 on the TSX for Canadian units, and US$5.77 on the NYSE for U.S. units. 2017 grants to the named executives were in U.S. units based on US$5.77 on the NYSE, and converted to Canadian dollars using the February 17, 2017 exchange rate of 1.3116.

Stock option grant values were based the Black-Scholes option pricing model using the following assumptions, as calculated by Mercer:

Assumptions	Canadian	U.S.
Share price	$7.52	US$5.30
Expected life	5 years	5 years
Risk free rate of return	0.7%	1.3%
Volatility (capped at 50%)	50.0%	50.0%
Dividend yield	0.0%	0.0%
Black-Scholes multiple	43.4%	44.3%
Black-Scholes value	$3.30	US$2.56

More About PSU Awards PSUs vest at the end of a three-year performance period. The PSUs awarded in 2016 will vest on January 31, 2019.

2017 Management Information Circular	65

For the 2016 award, the amount the executives ultimately receive depends on our three-year TSR relative to the performance peer group, and our share price at the end of the vesting period. We believe TSR compared to our peers is an important measure of performance because it reflects our ability to outperform companies affected by similar market conditions.

At the end of the three-year performance period, the committee’s compensation consultant (Mercer) calculates a payout multiplier by ranking our three-year TSR against the TSR of the performance peer group using the following scale. TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges.

TSR ranking	Multiplier
75% or higher	2.0 times payout
50% (median)	1.0 times payout
35%	0.4 times payout
Below 35%	zero payout

The committee reviews Mercer’s calculation, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

About the Performance Peer Group

The performance peer group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our compensation peer group, which includes comparable companies with which we compete for executive talent (see page 53 for information about the compensation peer group).

The committee reviews the performance peer group at the beginning of every year to make sure it remains relevant and appropriate. Mercer assists the committee in its review, and follows four key principles for establishing the peer group:

∎  chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)

∎  includes companies that we regularly compete with for investors

∎  includes several peers from the compensation peer group so that pay is directionally aligned with corporate performance

∎  chooses at least 12 peers to provide statistically valid results.

New in 2016

The committee reviewed the PSU performance peer group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group of companies. The new peer group for 2016 and 2017 includes 12 companies:

∎ Canadian Energy Services & Technology Corp. ∎ Ensign Energy Services Inc. ∎ Helmerich & Payne Inc. ∎ Nabors Industries Ltd.	∎ Parker Drilling Co. ∎ Patterson-UTI Energy, Inc. ∎ RPC Inc. ∎ Secure Energy Services Inc.	∎ Shawcor Ltd. ∎ Superior Energy Services, Inc. ∎ Trinidad Drilling Ltd. ∎ Western Energy Services Corp.

Mercer carried out its review by:

∎  assessing companies by revenue, EBITDA, assets, employees, market capitalization, enterprise value, and beta. (Beta measures the sensitivity of a company’s share price to the overall fluctuation of the S&P 500 Index price for U.S. companies, or the S&P/TSX Composite Index price for Canadian companies, over a five-year period or two years if five-year data is not available)

∎  conducting back-testing of our TSR performance from 2011 to 2015 against the new performance peer group to ensure the recommended changes were appropriate.

The new peer group includes the following changes:

∎  added Shawcor Ltd. and Canadian Energy Services & Technology Corp.

∎  removed Trican Well Service Ltd., Savanna Energy Services Corp. and Calfrac Well Services Ltd.

66	Precision Drilling Corporation

Payout of 2014 PSU Awards

The 2014 PSU awards vested on January 31, 2017 and were paid out on March 7, 2017.

The table below shows the difference between the grant value and the payout value for each named executive, illustrating the at-risk nature of the award. Mr. McNally forfeited his outstanding PSUs when he left Precision on March 10, 2016.

Notes:

(1) Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to the February 12, 2014 grant date: $10.15 on the TSX for Canadian units and US$9.18 on the NYSE for U.S. units.

(2) Grant values for Mr. Ford, Mr. Stahl, Mr. Evasiuk, Mr. Hunter and Mr. Espeland were converted to Canadian dollars using the February 12, 2014 exchange rate of 1.0993.

(3) Volume weighted average price of Precision shares for the five trading days prior to the January 31, 2017 vesting date: $7.60 on the TSX for Canadian units and US$5.77 on the NYSE for U.S. units.

(4)  The number of PSUs that vested includes additional units received as reinvested dividend equivalents up until February 2016 when we suspended dividends on our common shares. PSU payouts for Mr. Ford, Mr. Stahl, Mr. Evasiuk, Mr. Hunter and Mr. Espeland were converted to Canadian dollars using the January 31, 2017 noon exchange rate of 1.3030.

How We Calculated the Payout Multiplier

Precision’s TSR for the three-year period from February 1, 2014 to January 31, 2017 ranked 59% compared to the performance peer group for the 2014 PSU awards:

∎ Basic Energy Services Inc. ∎ Calfrac Well Services Ltd. ∎ Ensign Energy Services Inc. ∎ Helmerich & Payne Inc. ∎ Key Energy Services, Inc.	∎ Nabors Industries Ltd. ∎ Parker Drilling Co. ∎ Patterson-UTI Energy, Inc. ∎ Pioneer Energy Services Corp. ∎ RPC Inc.	∎ Savanna Energy Services Corp. ∎ Superior Energy Services, Inc. ∎ Trican Well Service Ltd. ∎ Trinidad Energy Services Ltd.

Mercer calculated and the committee recommended a multiplier of 1.36x, based on Precisions relative TSR ranking at the end of the three-year performance period.

The Board approved the multiplier and believes the payouts were appropriate, considering the original grant values, market conditions and share performance over the past three years.

The 2013 PSU awards paid out in March 2016 and you can find details of the vesting and payouts in our 2016 Management Information Circular.

Retirement Benefits

The named executives participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

∎   a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary

∎   a group registered retirement savings plan

∎   a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their base salary plus STIP award. This plan is not considered a pension plan under Canadian law.

Our international program includes a savings plan that allows senior international employees to personally contribute up to 5% of their salary or US$13,250 per year (whichever is lower), which we then match.

2017 Management Information Circular	67

Kevin Neveu	$1,778,432	175,215	x	1.36	x	$7.60	$1,931,279
Carey Ford	$213,951	21,201	x	1.36	x	US$5.77	$231,104
Gene Stahl	$560,587	55,550	x	1.36	x	US$5.77	$605,528
Doug Evasiuk	$290,758	28,812	x	1.36	x	US$5.77	$314,068
Grant Hunter	$219,048	21,706	x	1.36	x	US$5.77	$236,608
Niels Espeland	$475,313	47,100	x	1.36	x	US$5.77	$513,418

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain people.

The plan is open to Canadian and U.S. employees who have completed one full year of employment. All the named executives are eligible to participate in the plan except for Mr. Espeland because he was an international employee and therefore not eligible.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase more Precision shares. In February 2016, Precision suspended its dividend.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the named executives participate in the same programs as our other employees. The programs consist of:

∎   basic, optional and dependent life insurance

∎   basic, optional, accidental death and dismemberment insurance

∎   extended health, vision and dental care

∎   short-term and long-term disability insurance

∎   employee assistance plan

∎   out-of-country emergency medical plan.

The named executives also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each named executive receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 74 for more information.

68	Precision Drilling Corporation

CEO Compensation

Based in Houston, Texas CEO since 2007

Kevin A. Neveu (55) | President and Chief Executive Officer

“Our High Performance, High Value strategy is focused on providing safe, highly efficient and reliable field-level results through our people, technology and systems thereby resulting in value creation for our customers and our investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets, and making strategic investments in training, safety and employee development. These investments have resulted in our internal promotion and retention statistics ranking at the top of the industry.

During his tenure, Mr. Neveu diversified Precision’s revenue base from 100% exposure to Canada, to 38% to Canada, 44% to United States and 18% to international operations at the end of 2016. During the same period, we added 146 new-build or upgraded drilling rigs, bringing our total Super Series rig count to 239. In addition, Precision also completed its second training rig at our training facility in Nisku, Alberta, the second of its kind following Precision’s training rig in Houston, Texas.

2016 Contributions and Accomplishments

In 2016, the oil and gas industry experienced another year of primarily weak commodity prices, leading to continued industry difficulties, including financial distress with numerous bankruptcies and job loss across the energy industry in general and within the oil field services sector in particular. Precision was able to mitigate this risk by continuing to exercise strict discipline in cost management and capital investment decisions.

Mr. Neveu’s commitment to a strong and flexible balance sheet through the cycles provided ample liquidity for Precision to not only manage its business through the downturn, but also to strengthen its competitive position. During 2016, Mr. Neveu oversaw continued fixed cost reductions, while maintaining our High Performance, High Value competitive position. Mr. Neveu’s tactical decisions and balance sheet management efforts in 2015 and 2016 positioned the company to respond to increasing demand in the second half of 2016, deploying Precision’s high quality equipment and crews and experiencing no increases in operating or capital expenditures.

Mr. Neveu continued to strengthen Precision’s balance sheet in 2016, overseeing a series of capital structure transactions that extended the earliest debt maturity by 18 months to November 2020 and reducing total debt levels by $213 million, while maintaining a solid cash balance and full access to our revolving credit facility.

In 2016, Mr. Neveu oversaw the delivery of Precision’s fourth and fifth new build drilling rigs to our customer in Kuwait. These two rigs made up the majority of Precision’s growth capital expenditures in 2016. Kuwait is a key international market for Precision with five drilling rigs all built to long-term contracts.

2016 Strategic Priorities and Results
2016 Strategic Priorities	2016 Results

Maintain adequate liquidity to manage through an extended downturn

Sustain adequate liquidity by generating positive operating cash flow, ensuring full access to the Senior Credit Facility, extend the maturity of our debt, and begin a multi-year plan for net debt reduction.

Generated $105 million funds from operations.

Amended financial ratio covenants under Senior Credit Facility to improve access to capital through the industry downturn.

Using cash on hand we reduced our long-term debt outstanding as at Dec. 31, 2016 by approx. $213 million from our balance as at Dec. 31, 2015.

Sustain High Performance, High Value service offering

Continue to deliver maximum efficiency and lower risks to support development drilling programs by operating the highest quality assets in the industry with well-trained, professional crews supported by robust systems that eliminate manual processes and improve automation throughout the organization.

Leveraged the Nisku Drilling Support Centre and Houston Technical Centre to lower costs in repair, maintenance, and new manufacturing operations.

Achieved Target Zero for 88% of our drilling rigs and 96% of our service rigs.

2017 Management Information Circular	69

2016 Strategic Priorities	2016 Results

Position for an eventual rebound

Concurrent with right-sizing the organization for the current downturn, we are also taking steps to prepare for a rebound:

a. Asset integrity – maintain high quality and integrity of our Tier 1 drilling fleet by utilizing spare equipment, avoiding fleet cannibalization and maintaining rigorous equipment standards.

b. People – retain field leadership within the organization, maintain relationships with former crew members and continue to develop leadership and skills of workers within our organization.

c. Strong liquidity – maintain strong liquidity to fund working capital requirements and other short term commitments that arise when activity levels increase.

Gained market share in both Canada and the U.S. as measured by the percent of drilling days in Canada and the average active rigs in the U.S.

Our maintenance standards and spending did not deteriorate during the year. As a result, we were able to reactivate over 100 rigs with no significant reactivation costs and no catch up purchases of critical components, such as drill pipe.

Delivered four new-build Super Series rigs, including two in Kuwait under budget and ahead of schedule under long-term contract.

Achieved better than predetermined targets for mechanical downtime.

We retained the appropriate field leadership to staff over 100 incremental rigs with highly-trained crews.

Our cash balance remained strong and we retained access to our revolver throughout the year, with only letters of credit drawn.

2016 Achievements

Organizational development

Employee training, performance management and talent management

Operational initiatives with customers

Mr. Neveu has continued to drive our comprehensive competency and training programs as well as performance and talent management processes. He has overseen several initiatives that assisted our efforts in helping our customers meet their environmental objectives.

Investment community

Engagement and investor updates

At Precision we strive to align shareholder interests to our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was displayed by participating in 182 face-to-face meetings with investors.

Industry and community involvement

Government relations (Alberta and Texas)

International Association of Drilling Contractors

Advisory Council, School of Public Policy at the University of Calgary

Precision and Mr. Neveu continue to be committed to the communities where we do business. Mr. Neveu serves on the boards of several non-profit organizations including the Heart and Stroke Foundation of Alberta, the International Association of Drilling Contractors and a national sports organization. He also serves on the advisory council for the School of Public Policy of the University of Calgary.

70	Precision Drilling Corporation

CEO Compensation

Mr. Neveu’s total direct compensation for 2016 is below the median (50th percentile) of the 2016 compensation peer group. His 2015 compensation was in the lower range of the bottom quartile (25th percentile), well below our stated philosophy of targeting the median based on the executive’s experience and performance among other things.

2016 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2016 in Canadian dollars.

Salary

Our management team is split between Calgary, Alberta and Houston, Texas. In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus to our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016. In 2016, the Board decided to adjust the CEO’s base salary to be closer aligned to the median of the peer group over a two year period because of the challenging industry conditions, and to pay the CEO in U.S. dollars, coinciding with Mr. Neveu’s relocation to Houston. In 2016, his base salary was adjusted to US$670,000. In February 2017, the board adjusted the CEO’s base salary to US$800,000 to align base salary closer to the market median, coinciding with the beginning of his tenth year in the CEO role at Precision.

Short-term Incentive

Mr. Neveu received a 2016 STIP award of US$415,179 that was based on his STIP target (a target of 100% of base salary, the same as in previous years and consistent with our current practice) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2016. This year’s corporate performance score was calculated at 50.1%, and is mainly the result of continued pressure on our customers, which resulted in lower drilling budgets this year compared to 2015. Mr. Neveu’s individual performance was rated as Strong due to the execution of strategic objectives set out at the beginning of the year by the company and Board.

The table below shows Mr. Neveu’s target and actual cash compensation for 2016 compared to the previous four years.

Cash compensation	2012	2013	2014	2015	2016 (US$)
Target base salary(1)	$656,625	$656,625	$725,000	$725,000	$670,000
Target STIP award	$656,625	$656,625	$725,000	$725,000	$670,000
Total target cash compensation	$1,313,250	$1,313,250	$1,450,000	$1,450,000	$1,340,000
Salary earned(2)	$653,094	$656,625	$711,851	$752,885	$637,756
Actual STIP award	$693,913	$609,085	$1,095,539	$482,524	$415,179
Total cash compensation received	$1,347,007	$1,265,710	$1,807,390	$1,235,409	$1,052,935
% difference from total cash target	103%	96%	125%	85%	79%
Notes: (1) Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 as of March 1, 2016.
(2) Mr. Neveu’s 2015 salary reflects 27 pay periods (instead of 26) because the last pay in our 2015 Canadian payroll calendar was on December 31.

Long-term Incentive

Mr. Neveu received a 2016 LTIP award of $3,287,212 based on his target award (US$2,345,000), which constitutes the same proportion of base pay as in prior years, and consistent with our current practice. Mr. Neveu’s LTIP award is allocated 60% PSUs and 40% stock options.

2017 Management Information Circular	71

The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past five years, and the point-in-time estimates of the unpaid balance (or gain in the case of options). LTIP awards have been allocated 60% PSUs and 40% stock options since 2014, and 50/50 prior to that. No RSUs have been awarded in the past five years.

Long-term Incentive Compensation (PSUs and Options)	2012	2013	2014	2015	2016
Grant value	$2,472,662	$2,242,089	$2,817,135	$2,926,507	$3,287,212
Paid in 2012	–	–	–	–	–
Paid in 2013	–	–	–	–	–
Paid in 2014(1)	–	–	–	–	–
Paid in 2015	$839,855	–	–	–	–
Paid in 2016	–	$1,981,267	–	–	–
Total paid	$839,855	$1,981,267	$0	$0	$0
Estimated unpaid balance/gain(2)	$0	$0	$1,367,740	$1,832,007	$5,301,335
Total paid plus unpaid	$839,855	$1,981,267	$1,367,740	$1,832,007	$5,301,335
% difference grant value versus total paid plus unpaid	-66%	-12%	-51%	-37%	61%

Notes:

(1) No share-based awards vested in 2014 because the 2012 PSU awards vested on January 31, 2015.

(2) The estimated unpaid balance/gain for 2013, 2014 and 2015 represent the value of remaining PSUs (assuming a 1.0 performance multiplier) using $5.47, the closing price of Precision shares on the TSX on December 31, 2015, and in-the-money value of options calculated using the closing price of Precision shares on the TSX on the vesting date. These are a point-in-time estimation and they can vary significantly depending on the changes in our share price.

Granted Versus Realizable Compensation

Over the past five years, Mr. Neveu had a realized and realizable value of $3,904,872, representing 94% of his granted compensation, due to the fair value of the stock option awards granted in 2016, which will not be realizable until they vest in 2019. In 2015, the average five-year realizable pay of the CEO was 68% of what was granted highlighting the at-risk nature of the CEO’s compensation.

Notes:

(1) Average of salary earned, target bonus, and target long-term incentive values from 2012 through 2016.

(2) Average of salary earned, actual bonus received, and long-term incentives using the grant date fair value from 2012 through 2016 as disclosed in the Summary Compensation Table on page 74.

(3) Average of salary earned, actual bonus received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2012 through 2016:

∎ vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎ unvested/unexercised stock options are valued using $7.32, the closing price of Precision shares on the TSX on December 30, 2016 (US$5.45 on the NYSE).

∎ unvested/unexercised PSUs are valued using $7.40, the volume weighted average price of Precision shares for the five trading days prior to December 30, 2016 on the TSX, and a performance multiplier of 1.08x for 2012,1.96x for 2013, 1.36x for 2014, and 1.0x (target) for 2015 and 2016. PSUs include reinvestment of additional units received as dividend equivalents.

Perquisites

Mr. Neveu’s perquisites include an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums and the employer contributions toward the Employee Stock Purchase Plan.

The Board approved a US$50,000 annual housing allowance in 2014 and 2015 and $50,000 in 2016 to recognize the significant proportion of time the CEO is required to spend in Houston and Calgary on Precision business. The 2014 and 2015 allowances were for the time Mr. Neveu spent in Houston while based in Calgary, and the 2016 allowance recognizes the time he spent in Calgary while based in Houston. The allowance compensates Mr. Neveu for maintaining his own secondary residence, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The committee sought independent advice from Mercer before recommending the allowance to the Board for approval.

72	Precision Drilling Corporation

Share Ownership (as of April 3, 2017)

Number of Precision shares	Market value(1)	Meets share ownership target(2)
552,596	$ 3,420,569	Yes, holds 5 times his base salary
Notes:

(1)  We used $6.19 the closing price of Precision shares on the TSX on April 3, 2017 to calculate the market value of Mr. Neveu’s shares.

(2)  Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his salary to Canadian dollars using the April 3, 2017 noon exchange rate.

Share Performance

The graph below shows our TSR over the last five years assuming $100 was invested in Precision shares on December 31, 2011, and dividends were reinvested over the period. It compares our TSR to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the TSR of our 2016 PSU performance peer group.

Total Shareholder Return

Notes:

(1)  Our 2016 PSU performance peer group consisted of 12 companies with similar business operations that we compete with for investors. The TSR shown in the graph above assumes this same performance peer group for all previous years (see page 66 for details about the 2016 PSU performance peer group).

Cost of Management

The table below compares our Adjusted EBITDA to the total compensation cost for our named executives for the last five years. While total compensation paid to the named executives was fairly constant in 2012 and 2013, it has increased over the past three years because of the depreciation of the Canadian dollar against the U.S. dollar from 2013 to 2016, our stronger financial and operational performance in 2014, a one-time payment in 2015 to Mr. Strong following his departure from Precision, which was paid in accordance with the terms of his employment agreement, and the increase in Mr. Neveu’s base salary in 2016, which was paid in U.S. dollars.

($ in millions)	2012	2013	2014	2015	2016	Average cost of management: 2.42%
Total compensation cost	$9.7	$9.3	$12.3	$13.2	$11.2
Adjusted EBITDA	$670.8	$638.8	$800.4	$473.9	$228.1
Cost of management ratio	1.44%	1.45%	1.53%	2.78%	4.91%

The cost of management ratio includes the following named executives:

2012 to 2015: Kevin Neveu, Robert McNally, Douglas Strong, Gene Stahl and Niels Espeland.

2016: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter. Robert McNally and Niels Espeland were not included as they are no longer with Precision.

There is no direct correlation between TSR and total cash compensation awarded to our named executive officers because base salary and the short-term incentive plans are not based on share performance. The value of our LTIP awards payouts to named executive officers will be correlated to our TSR. For more information, see 2016 Long-term Incentive Awards, page 65.

2017 Management Information Circular	73

2016 Compensation Details

Summary Compensation Table The table below shows the total compensation paid or awarded to each named executive in the last three years. All amounts are in Canadian dollars.
(as at December 31, 2016)					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based awards ($)(2)	Option-based awards ($)(3)	Annual incentive plan ($)(4)	Pension value ($)(5)	All other compensation ($)	Total compensation ($)
Kevin A. Neveu(6) President and CEO	2016	844,899	1,981,267	1,305,944	550,029	3,750	267,506	4,953,395
	2015	752,885	1,756,068	1,170,439	482,524	12,865	141,490	4,316,271
	2014	711,851	1,778,432	1,038,702	1,095,539	12,465	123,651	4,760,640
Carey Ford(7) Senior Vice President and CFO (as of April 22, 2016)	2016	424,548	481,475	327,342	207,285	–	149,291	1,589,941
	2015	331,375	238,869	160,553	213,961	–	54,892	999,650
	2014	266,271	245,666	163,812	307,343	–	39,584	1,022,675
Gene C. Stahl(6)(7) President, Drilling Operations	2016	501,768	591,470	389,880	244,988	–	110,494	1,838,600
	2015	484,312	602,811	401,770	250,958	–	102,410	1,842,262
	2014	416,219	560,709	317,006	480,421	–	74,391	1,848,746
Doug Evasiuk(7) Senior Vice President, Sales & Marketing	2016	417,550	422,670	278,513	188,211	–	79,774	1,386,718
	2015	403,021	344,568	229,706	229,994	–	70,662	1,277,951
	2014	346,361	290,822	181,392	373,810	–	71,725	1,264,110
Grant Hunter(7) Senior Vice President, US Operations	2016	417,974	422,670	278,513	219,750	–	68,971	1,407,878
	2015	403,430	430,893	268,917	230,227	–	68,704	1,402,171
	2014	346,654	219,095	135,958	374,126	–	63,850	1,139,683
Niels Espeland(6)(7) President, International (retired on January 10, 2017)	2016	386,620	591,470	389,880	174,269	–	138,805	1,681,044
	2015	447,805	602,811	401,770	232,041	–	333,197	2,017,624
	2014	384,918	475,417	317,006	386,554	–	257,036	1,820,932
Robert J. McNally(7)(8) Former Executive Vice President and Chief Financial Officer (resigned on March 10, 2016)	2016	160,505	844,892	557,025	–	–	28,547
	2015	537,059	861,054	573,835	318,570	–	83,969	2,374,486
	2014	453,894	764,603	452,964	523,907	–	86,327	2,281,695

Notes:

(1)  2016 base salaries for the named executives were paid in U.S. dollars and converted to Canadian dollars using an average exchange rate of 1.3248.

Mr. Neveu’s base salary was adjusted to US$670,000 from Cdn$725,000 effective March 1, 2016 to coincide with his relocation to Houston, Texas, and in response to the Board’s decision to pay the CEO in U.S. dollars with a base salary between the 25th and 50th percentiles rather than adjust his pay to the median of the peer group, as disclosed in last year’s circular (see CEO Compensation on page 71 for more information). Mr. Neveu’s 2015 salary reflects 27 pay periods (instead of 26) due to the last pay in our 2015 Canadian payroll calendar falling on December 31.

Mr. Ford was Senior Vice President, Operations Finance and served as interim CFO from March 11, 2016 to April 22, 2016. Mr. Ford’s salary increased from US$265,000 to US$335,000 when he was promoted to Senior Vice President and Chief Financial Officer on April 22, 2016.

Mr. Evasiuk and Mr. Hunter have held the same role for the last three years.

Mr. Espeland stepped down to a part-time role on October 31, 2016, and retired on January 10, 2017.

74	Precision Drilling Corporation

(2)  Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2016 awards: 1.4080 (January 29, 2016 for PSUs) and 1.3792 (February 23, 2016 for stock options) and 1.2710 (April 21, 2016 for Mr. Ford’s top-up grant of PSUs) and 1.2686 (May 3, 2016 for Mr. Ford’s top-up grant of stock options)

2015 awards: 1.2635 (February 11, 2015)

2014 awards: 1.0993 (February 12, 2014)

(3)  The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2016 Options		2015 Options		2014 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$4.90	US$3.65	$6.85	US$5.98	$9.33	US$8.75
Expected life (years)	5	5	5	5	5	5
Risk free rate of return	1.0%	1.7%	1.5%	1.2%	1.8%	1.4%
Volatility (capped at 50%)	44.5%	47.5%	37.7%	40.1%	43.4%	47.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%	2.5%	2.5%
Black-Scholes multiple	39.7%	43.0%	39.7%	43.0%	31.9%	34.1%
Black-Scholes value	$2.72	US$2.57	$2.98	US$2.98	$2.74	US$2.96

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $1.79, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

∎   an average risk-free interest rate of 1%

∎   an average expected life of 4 years

∎   an expected forfeiture rate of 5%

∎   expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which enables us to ensure an ‘apples-to-apples’ comparison to the benchmark data.

(4)  Annual incentive plan represents the annual cash bonus (STIP) earned during the year and relates to performance criteria met for that year, and paid in March of the following year.

(5)  Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(6)  Perquisites totalled more than $50,000 for all the named executives and include the following:

Mr. Neveu: an annual vehicle lease, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer contributions toward the Employee Stock Purchase Plan. The US$50,000 housing allowance for 2014 and 2015 and Cdn$50,000 in 2016 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in Houston on Precision business. The committee sought independent advice from Mercer prior to recommending that the Board approve the housing allowance. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Houston, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: an annual vehicle lease, parking, a housing allowance, tax preparation services, annual travel allowance, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Stahl: an annual vehicle lease, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Evasiuk and Mr. Hunter: an annual vehicle lease, parking, tax preparation services, annual travel allowance, the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

Mr. Espeland: an annual vehicle allowance, a monthly housing allowance, an annual travel allowance, cost of living allowance, mobility premium, hardship premium, savings premium, and the employer portion of benefit premiums.

Mr. McNally (until he left Precision on March 10, 2016): the employer portion of benefit premiums, and the employer portion of 401(k) and Employee Stock Purchase Plan contributions.

All perquisite values were based on the total cost to Precision.

(7)  Compensation for the named executives for 2016 was converted to Canadian dollars using the average exchange rate of 1.3248.

Compensation for Mr. Ford, Mr. Stahl, Mr. Evasiuk, Mr. Hunter, Mr. Espeland and Mr. McNally was converted to Canadian dollars using the average exchange rate of 1.1045 for 2014 and 1.2787 for 2015.

(8)  Mr. McNally forfeited his 2016 long-term incentive grants and STIP award when his employment was terminated with the company.

2017 Management Information Circular	75

Equity-based Compensation

Outstanding Option-based Awards and Share-based Awards

The table below show the named executives’ outstanding option-based and share-based awards at December 31, 2016. Mr. McNally forfeited his outstanding awards when he left Precision on March 10, 2016.

		Option-based awards					Share-based awards
Named executive	Year	Number of shares underlying unexercised options (#)	Option exercise price		Option expiration date	Value of unexercised in-the- money options ($)(1)(2)	Plan	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)(2)(3)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kevin Neveu President and CEO	2016	686,000	US$	3.21	Feb 23, 2023	2,063,247	PSU	442,500	3,238,089	–
	2015	585,700		$7.32	Feb 11, 2022	–	PSU	250,274	1,369,000	–
	2014	320,000		$10.15	Feb 12, 2021	–	PSU	186,850	1,022,068	–
	2013	373,000		$9.02	Feb 13, 2020	–		–	–	–
	2012	260,900		$10.67	Feb 8, 2019	–		–	–	–
	2011	197,500		$10.44	Feb 9, 2018	–		–	–	–
	2010	185,000		$8.59	Feb 11, 2017	–		–	–	–
Total		2,608,100				2,063,247		879,624	6,437,836	–
Carey Ford Senior Vice President and CFO	2016	58,500	US$	5.02	May 9, 2023	33,776	PSU	94,400	690,792	–
	2016	87,800	US$	3.21	Feb 23, 2023	264,071		–	–	–
	2015	80,100	US$	5.79	Feb 11, 2022	–	PSU	36,814	269,392	–
	2014	39,500	US$	9.18	Feb 12, 2021	–	PSU	22,602	165,395	–
	2013	40,600	US$	8.99	Feb 13, 2020	–		–	–	–
	2012	19,900	US$	10.74	Feb 8, 2019	–		–	–	–
	2011	17,619	US$	14.13	May 9, 2018	–		–	–	–
Total		344,019				297,847		153,816	1,125,580	–
Gene Stahl President, Drilling Operations	2016	204,800	US$	3.21	Feb 23, 2023	615,966	PSU	132,100	966,670	–
	2015	186,800	US$	5.79	Feb 11, 2022	–	PSU	85,933	628,836	–
	2014	92,100	US$	9.12	Feb 12, 2021	–	PSU	59,221	433,362	–
	2013	113,600	US$	8.99	Feb 13, 2020	–		–	–	–
	2012	79,500	US$	10.74	Feb 8, 2019	–		–	–	–
	2011	72,300	US$	10.55	Feb 9, 2018	–		–	–	–
	2010	70,000	US$	8.06	Feb 11, 2017	–		–	–	–
Total		819,100				615,966		277,254	2,028,868	–
Doug Evasiuk Senior Vice President, Sales & Marketing	2016	146,300	US$	3.21	Feb 23, 2023	440,019	PSU	94,400	690,792	–
	2015	106,800	US$	5.79	Feb 11, 2022	–	PSU	49,120	359,444	–
	2014	52,700	US$	9.18	Feb 12, 2021	–	PSU	30,716	224,771	–
	2013	64,900	US$	8.99	Feb 13, 2020	–		–	–	–
	2012	45,500	US$	10.74	Feb 8, 2019	–		–	–	–
	2011	31,000	US$	10.55	Feb 9, 2018	–		–	–	–
	2010	30,000		$8.59	Feb 11, 2017	–		–	–	–
Total		477,200				440,019		174,236	1,275,007	–
Grant Hunter Senior Vice President, US Operations	2016	146,300	US$	3.21	Feb 23, 2023	440,019	PSU	94,400	690,792	–
	2015	133,400	US$	5.79	Feb 11, 2022	–	PSU	61,426	449,496	–
	2014	39,500	US$	9.18	Feb 12, 2021	–	PSU	23,140	169,335	–
	2013	48,700	US$	8.99	Feb 13, 2020	–		–	–	–
	2012	34,100	US$	10.74	Feb 8, 2019	–		–	–	–
	2011	25,900	US$	10.55	Feb 9, 2018	–		–	–	–
	2010	30,000	US$	8.06	Feb 11, 2017	–		–	–	–
Total		457,900				440,019		178,966	1,309,623	–
Niels Espeland President, International (retired on October 31, 2016)	2016	204,800	US$	3.21	Feb 23, 2023	615,966	PSU	132,100	966,670	–
	2015	186,800	US$	5.79	Feb 11, 2022	–	PSU	85,933	628,836	–
	2014	92,100	US$	9.12	Feb 12, 2021	–	PSU	50,213	367,441	–
	2013	113,600	US$	8.99	Feb 13, 2020	–		–	–	–
	2012	79,500	US$	10.74	Feb 8, 2019	–		–	–	–
Total		472,000				615,966		268,246	1,962,947	–

76	Precision Drilling Corporation

Notes:

(1)  Values of the 2010, 2011, 2012, 2013, 2014, and 2015 option-based and share-based awards granted to Mr. Neveu, and the 2010 option-based awards granted to Mr. Evasiuk are based on $7.32, the closing price of Precision shares on the TSX on December 30, 2016.

(2)  Values of the 2010-2016 option-based and share-based awards granted to Mr. Stahl and Mr. Hunter, from 2011 for Mr. Ford and Mr. Evasiuk, from 2012 for Mr. Espeland, and the 2016 option-based and share-based awards granted to Mr. Neveu are based on US$5.45, the closing price of Precision shares on the NYSE on December 30, 2016, and were converted to Canadian dollars using the December 30, 2016 noon exchange rate of 1.3427.

(3)  The value of all PSU awards assumes a payout multiplier of 1.0.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2016 STIP award) for each named executive during the year ended December 31, 2016.

Named executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin Neveu	–	1,198,127	550,029
Carey Ford(4)	–	65,061	207,285
Gene Stahl(4)	–	361,664	244,988
Doug Evasiuk(4)	–	206,665	188,211
Grant Hunter(4)	–	154,999	219,750
Niels Espeland(4)	–	361,664	174,269
Robert McNally(5)	–	n/a	n/a

Notes:

(1) No option based awards were in-the-money on the vesting date.

(2) Share-based awards – Value vested includes the 2013 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2016 vesting date, of $4.51 on the TSX for Canadian units, and $3.18 on the NYSE for U.S. units. The PSU multiplier was 1.96x as calculated by Mercer.

(3) Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2016 average exchange rate of 1.3248.

(4) The amounts for Mr. Ford, Mr. Stahl, Mr. Evasiuk, Mr. Hunter and Mr. Espeland were converted to Canadian dollars using the January 29, 2016 noon exchange rate of 1.4080.

(5) Mr.McNally forfeited his unvested option and share-based awards when he left Precision.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the named executives in 2016 and the value realized.

Named executive	Number of options exercised in 2016 (#)	Grant value ($)	Value realized ($)	Gain/loss (%)
Kevin Neveu	–
Carey Ford	–
Gene Stahl(1)	23,334	61,836	14,998	-76%
Doug Evasiuk(2)	30,000	79,502	19,500	-75%
Grant Hunter	–
Niels Espeland	–
Robert McNally	–

Notes:

(1) Mr. Stahl exercised 23,334 options on April 27, 2016 at a price of $6.49 per share on the TSX.

(2)  Mr. Evasiuk exercised 30,000 options on April 26, 2016 at a price of $6.50 per share on the TSX.

2017 Management Information Circular	77

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2016:

Type of plan	Number of shares to be issued upon exercise of outstanding options and DSUs (#)	Weighted average exercise price of outstanding options ($)	Number of shares remaining available for future issue under equity compensation plans (#)
Equity compensation plans approved by shareholders
1. Employee stock option plan	11,525,742	8.72	3,143,886
2. Old DSU plan	195,743	–	286,110
3. New DSU plan	621,821	–	119,340
Equity compensation plans not approved by shareholders	–	–	–
Total	12,343,306		3,549,336

Granting Stock Options As of December 31, 2016, we had 11,103,253 Precision shares reserved for issue under our stock option plan. We have several limitations under the plan to mitigate risk:

As a % of the share reserve
Maximum number of shares in the reserve that may be issued in a fiscal year	1%
Maximum number of shares in the reserve that may be issued to a participant in a fiscal year	25%
2016 burn rate	0.90%
As a % of our total issued and outstanding shares
Maximum number of shares in the reserve that may be issued to insiders as a whole in a one-year period	10%
Maximum number of shares in the reserve that may be issued to insiders at any time, when combined with our DSU plan	10%

The table below provides details about the stock option grants and the stock option plan for the last two fiscal years.
(as at December 31)	2016		2015
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant – the total number of options granted under the option plan each year	2,745,900	0.94	2,792,300	0.95
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	11,525,742	3.93	10,750,833	3.67
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	2,817,118	0.96	3,918,795	1.34
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	14,342,860	3.73	14,669,628	5.01

There have been 11,525,742 common shares issued under the stock option plan, representing 3.93% of the issued and outstanding common shares and 683,693 under the current DSU plan, representing 0.23% of the outstanding common shares.

78	Precision Drilling Corporation

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

∎   increasing the number of Precision shares reserved for issue under the stock option plan

∎   reducing the exercise price of a stock option

∎   extending the term of a stock option

∎   increasing any limit in our stock option plan on grants to insiders

∎   adding any form of financial assistance by Precision for the exercise of options

∎   changing the amending provisions of the stock option plan

∎   granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan holdings of Mr. Neveu during 2016. Mr. Neveu stopped participating in the Canadian defined contribution pension plan upon his relocation to Houston, Texas on March 1, 2016. As Mr. Ford, Mr. Stahl, Mr. Evasiuk and Mr. Hunter are all U.S. employees, and Mr. Espeland was an international expatriate, they did not participate in the Canadian defined contribution pension plan in 2016.

Named executive	Accumulated Value at Start of Year ($)	Compensatory(1)	Non-Compensatory(2)	Accumulated Value at Year End ($)
Kevin Neveu	$326,487	$3,750	$47,912	$378,148
Notes: (1)Represents employer contributions during 2016. (2)Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

The other named executives are U.S. employees and participate in the 401(k) plan. Mr. McNally was a participant until he left Precision in March 2016.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each current named executive, except for Mr. Hunter, that is for an indefinite period and provides a summary of benefits, if any, to be received by the executive upon termination for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

If, however, replacement stock options:

∎   are not provided

∎   would give rise to adverse tax results to option holders

∎   are granted by a continuing entity that is not publicly traded, or

∎   is not practicable, as determined by our Board

then the outstanding stock options vest and may be exercised in certain conditions.

2017 Management Information Circular	79

These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with cause	Termination without cause/ Constructive dismissal	Change of control (without constructive dismissal)	Disability or death
Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO: ∎ lump sum payment equal to 24 months of base salary as of the termination date Other named executives: ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term incentive plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO:

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other named executives:

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted share units(1)	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance share units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause:

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal following a change of control:

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability:

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death:

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

Note: (1) We may grant RSUs to the named executives only in very limited circumstances.

80	Precision Drilling Corporation

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each of the named executives would receive under each termination scenario assuming the termination occurred on December 31, 2016. Mr. McNally is not included in the table because he left Precision on March 10, 2016, Mr. Espeland is not included as he retired in January of 2017, nor is Mr. Hunter, as he did not have an employment agreement in place in 2016.

Named executive	Resignation ($)	Retirement ($)	Termination without cause/ constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu(1)
President and CEO
2 times base salary	–	–	1,712,629	1,712,629	–
2 times STIP target	–	–	1,712,629	1,712,629	–
Restricted share units	–	–	–	–	–
Performance share units(2)	–	–	2,698,651	2,698,651	–
Options(3)	–	–	–	2,063,247	–
Total payment	–	–	6,123,908	8,187,155	–
Carey Ford(1)
Senior Vice President and CFO
1.5 times base salary	–	–	866,613	866,613	–
1.5 times STIP target	–	–	649,960	649,960	–
Restricted share units	–	–	–	–	–
Performance share units(2)	–	–	410,819	410,819	–
Options(3)	–	–	–	297,847	–
Total payment	–	–	1,927,392	2,225,239	–
Gene C. Stahl(1)
President, Drilling Operations
1.5 times base salary	–	–	762,822	762,822	–
1.5 times STIP target	–	–	572,116	572,116	–
Restricted share units	–	–	–	–	–
Performance share units(2)	–	–	840,909	840,909	–
Options(3)	–	–	–	615,966	–
Total payment	–	–	2,175,847	2,791,813	–
Doug Evasiuk(1)
Senior Vice President, Sales & Marketing
1.5 times base salary	–	–	634,788	634,788	–
1.5 times STIP target	–	–	476,091	476,091	–
Restricted share units	–	–	–	–	–
Performance share units(2)	–	–	496,598	496,598	–
Options(3)	–	–	–	440,019	–
Total payment	–	–	1,607,477	2,047,496	–

Notes:

(1) The amounts for all the named executives were converted to Canadian dollars using the December 30, 2016 noon exchange rate of 1.3247.

(2) PSU values were calculated using the December 30, 2016 closing price of $7.32 on the TSX for Canadian units and US$5.45 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0.

(3) Option values were calculated using the difference between the strike price and the December 30, 2016 closing price of $7.32 on the TSX for Canadian options and US$5.45 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2016, including any unvested options that would have immediately vested given the particular trigger.

2017 Management Information Circular	81

D – Other Information	Management Information Circular

Non-GAAP Measures

In this circular, we refer to non-GAAP measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Operating Earnings (Loss)

We believe that operating earnings(loss), as reported in our Consolidated Statements of Earnings (Loss), is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

Return on Capital Employed

We use the return on capital employed as a performance measure. It does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers.

Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest bearing current liabilities for the period. We believe return on capital employed is useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2016, or to date in 2017.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2016.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

∎  our audited consolidated financial statements, notes to financial statements and management’s discussion and analysis for the year ended December 31, 2016

∎  our 2016 annual report, which includes the above documents and the auditors’ report

∎  our annual information form for the year ended December 31, 2016

∎  any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Attention: Corporate Secretary	Email: corporatesecretary@precisiondrilling.com Phone: 403.716.4500 Fax: 403.264.0251

82	Precision Drilling Corporation

Appendix A – Summary of the Omnibus Equity Incentive Plan	Management Information Circular

Precision has established an omnibus equity incentive plan (Omnibus Plan) that allows the Board to settle short-term incentive awards and long-term incentive awards in Precision common shares, either issued from treasury or purchased in the open market.

Currently the Board settles the short-term incentive award (annual bonus) and long-term incentive awards (stock options, performance share units and restricted share units) in cash. The new Omnibus Plan gives the Board the option to continue to pay these awards in cash or to settle the awards in Precision shares, allowing us to conserve cash.

The Board approved the Omnibus Plus on February 8, 2017, subject to approval by shareholders at the 2017 annual and special meeting on May 17, 2017.

On February 8, 2017, the Board granted 2017 long-term incentive awards consisting of 1,529,300 options, 1,939,100 PSUs and 1,033,500 RSUs. If shareholders approve the Omnibus Plan:

∎   the Board can settle the 2017 long-term incentive awards in Precision shares, cash, or a combination of both, when the awards vest

∎   all incentive awards in the future will be granted under the Omnibus Plan.

Who Participates

The Omnibus Plan is open to permanent employees (including officers) of Precision, its subsidiaries or affiliates.

About the Share Reserve and Limits

A maximum of 17,887,570 common shares less the number of common shares issuable on exercise of outstanding options under our second amended and restated option plan may be issued under the Omnibus Plan, representing approximately 6.1% of Precision’s issued and outstanding shares as of March 9, 2017, as long as the maximum number of common shares that may be issued for the short-term incentive, PSUs and RSUs is 5,278,299, representing approximately 1.8% of Precision’s issued and outstanding shares as of that date. Fractional shares cannot be purchased or issued under the Omnibus Plan.

As of the record date:

∎   we have a total of 293,238,858 shares outstanding

∎   approximately 2,290,686 shares (representing approximately 0.78% of our shares outstanding) are available for future issuance under the second amended and restated stock option plan and these shares will effectively be transferred to the Omnibus Plan for availability

∎   approximately 12,052,174 options are outstanding (representing approximately 4.11% of our shares outstanding).

The net impact of the Omnibus Plan is a request from shareholders for an increase of 3,544,710 in the number of shares issuable under the incentive plans (representing approximately 1.21% of our shares outstanding).

	Number of shares		As a % of issued and outstanding common shares
Total share reserve	17,887,570		6.10%
Sub-limit for full value share awards	5,278,299	(1)	1.80%
Legacy Employee Stock Option Plan
Outstanding options (projected as of record date)	12,052,174		4.11%
Shares remaining for future issuance	2,290,686	(2)	0.77%
Request to shareholders for share increase	3,544,710	(3)	1.21%
2017 Grants Subject to approval	4,501,900		1.34%
Maximum available for future issuance	1,333,496	(4)(5)	0.45%

2017 Management Information Circular	83

(1)  We granted 1,939,100 performance share units and 1,033,500 restricted units in 2017. If such grants are approved and such units are paid in shares issued from treasury, the Sub-limit will be reduced by the number of shares issued from treasury.

(2)  Calculated as the life time plan maximum of 16,569,134 minus the number of options exercised (2,226,274) minus the number of options outstanding (12,052,174).

(3)  Calculated as 17,887,570 minus the number of options outstanding (12,052,174) minus the shares remaining for future issuance (2,290,686).

(4)  If we cancel or terminate stock options that have not been exercised or surrendered (including stock options granted under Precision’s second amended and restated stock option plan), the common shares reserved for those options will be available for future issuance under the Omnibus Plan.

(5)  If we settle short-term incentive awards, PSUs or RSUs granted under the Omnibus Plan in cash or common shares purchased in the open market (and not common shares issued from treasury), or they expire, terminate or are cancelled for any reason, the common shares underlying those awards will be available for future issuance under the Omnibus Plan.

Plan limits (within the fixed maximum of 17,887,570 common shares)	As a % of outstanding common shares
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%

Short-term Incentive Award

When the short-term incentive is settled in common shares, the number of shares will be equal to the amount of the short-term incentive (less any applicable withholding taxes) divided by the fair market value on the date the annual bonus would otherwise be paid in cash.

Other Features of the Omnibus Plan

Stock options

The Board may grant stock options to participants in the Omnibus Plan to buy Precision common shares at a price it sets. This is called the exercise price and it is at least equal to the fair market value of our common shares.

About Fair Market Value

We define fair market value as the volume weighted average of the trading price of our common shares on the TSX for awards in Canadian dollars, or the NYSE for awards in U.S. dollars, for the five days ending on the grant date.

The Human Resources and Compensation Committee (HRCC) sets the vesting schedule of the options, which is one-third each year beginning on the first anniversary of the grant date, unless it determines otherwise or if there are different terms set out in a participant’s employment or executive agreement. The HRCC can also make the vesting conditional on the achievement of performance targets. Options generally have a term of seven years, or a shorter period as set out in the participant’s option agreement.

Options must be exercised before their term expires, however, if an option holder cannot exercise their options within 10 business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by 10 business days following the end of the blackout period.

The Omnibus Plan allows for a broker-assisted cashless exercise of options. A participant can also surrender their vested options for cancellation and receive a cash payment instead. We calculate the cash amount by taking the current fair market value of our common shares less the exercise price of the surrendered option less any applicable withholding taxes. The HRCC has sole discretion to allow a participant to surrender their options for cancellation.

Options cannot be transferred or assigned, except by will or law.

Share Units

Each RSU and PSU represents a right to receive a Precision common share or a cash payment equal to the fair market value of a common share.

The Board grants PSUs or RSUs to a participant solely for their performance in the calendar year the award is granted unless stated otherwise in the participant’s award agreement. Units cannot vest after November 30 of the third calendar year following the grant.

RSUs generally vest one-third each year beginning on the first anniversary of the grant date, while PSUs typically vest at the end of a three-year period.

84	Precision Drilling Corporation

PSUs vest based on the achievement of performance conditions set by the HRCC on the grant date. These may include Precision’s financial or operational performance, total shareholder return or individual performance criteria measured over the applicable performance period.

RSUs and PSUs earn dividend equivalents. When dividends are paid on our common shares, participants will be granted a number of additional RSUs or PSUs. The amount is calculated by multiplying the number of units held by the participant on the dividend record date by the amount of the dividend per common share, and divided by the fair market value on the dividend payment date. The additional units will be subject to the same vesting conditions as the related RSUs or PSUs.

Once the vesting conditions have been met, the Board can settle the PSU or RSU award with the participant (or their beneficiary) by:

∎   issuing from treasury the number of common shares equal to the number of vested RSUs or PSUs, as applicable held by the participant as of the settlement date

∎   delivering common shares purchased in the open market equal to the number of vested RSUs or PSUs, as applicable, held by the participant as of the settlement date

∎   delivering a cash amount (after deducting applicable withholding taxes) equal to the number of vested RSUs, or PSUs, as applicable, held by the participant as at the settlement date multiplied by the fair market value as at the settlement date, or

∎  any combination of the above.

PSUs and RSUs cannot be transferred or assigned, except by will or law.

Amending the Omnibus Plan

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies.

We must, however, receive shareholder approval to make any of the following changes:

∎   to increase the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions

∎   to increase the length of the period after a blackout period when stock options may be exercised

∎  to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date

∎   to allow non-employee directors to participate under the Omnibus Plan

∎  to remove or exceed the limit of insiders participating in the Omnibus Plan

∎   to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

∎   to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 business days following a blackout period if the option expired during or within 10 business days following a blackout period)

∎  to change the amendment provisions

∎  to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes

∎  to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan.

Administering the Omnibus Plan

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

∎   establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan

∎   correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary

∎  seek recommendations from the Chair of the Board or the Chief Executive Officer of Precision about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

2017 Management Information Circular	85

About Termination and Change of Control

The table below sets out the effect that an employee’s termination of employment or change of control of Precision would have on their stock options, PSUs or RSUs under the Omnibus Plan.

Component	Resignation	Retirement	Termination with cause	Termination without cause/ Constructive dismissal	Change of control (without termination or constructive dismissal)	Disability or death
Stock options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days after the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options, whether vested or not, expire and terminate immediately

Termination without cause:

∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Termination without cause or constructive dismissal during or within 180 days following following a change of control:

∎ options vest immediately and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability:

∎ options continue to vest in accordance with their terms and may be exercised before the expiry date

Death:

∎ options become fully vested and may be exercised or surrendered within 12 months or before the expiry date, whichever is earlier

PSUs	∎ unvested PSUs are forfeited	∎ unvested PSUs are forfeited	∎ PSUs, whether vested or not, are forfeited

∎  pro-rata portion of the unvested PSUs will vest on the termination date (assuming target performance was achieved)

Termination without cause or constructive dismissal within 180 days following a change of control:

∎  pro-rata portion of the unvested PSUs will vest on the termination date (based on the level of achievement of the performance conditions up to the termination date)

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will vest (assuming target performance was achieved)
RSUs	∎ unvested RSUs are forfeited	∎ unvested RSUs are forfeited	∎ RSUs, whether vested or not, are forfeited	∎ pro-rata portion of the unvested RSUs will vest on the termination date	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will vest on the termination date

86	Precision Drilling Corporation

Appendix B – Board of Directors Charter	Management Information Circular

PURPOSE

The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

∎   be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

∎  approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;

∎   approve the annual business plan of Precision and its annual operating and capital budgets;

∎  approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 –Authority Levels; and

∎   approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

Senior Management

∎   appoint the Chief Executive Officer and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

∎   approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

∎   approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board only); and

∎  review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

Financial Reporting and Risk Management

∎   be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the audit committee of the Board (the “Audit Committee”). The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

∎  approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

∎   approve and recommend to the shareholders of the Corporation, the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

∎   ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. With the assistance of Management who report to the Board of Directors on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board of Directors, consider such risks and discuss the management of such risks on a regular basis;

2017 Management Information Circular	87

∎  receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;

∎   consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant; and

∎   oversee the accurate reporting of the financial performance of Precision to the shareholders of the Corporation (“Shareholders”) and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

Ethics, Disclosure and Corporate Conduct

∎   be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

∎  ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time; and

∎  approve material disclosure including Precision’s annual information form, annual report and annual proxy circular;

∎   be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, monitor compliance with the Code and approve any waivers from the Code by any officer or director of the Corporation.

Delegation

∎   establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “Corporate Governance, Nominating and Risk Committee”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

∎   retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;

∎   the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;

∎  establish, through its Corporate Governance, Nominating and Risk Committee, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

∎   review, by receiving the report of the Corporate Governance, Nominating and Risk Committee, the effectiveness of the Board of Directors, its committees and individual directors annually; and

∎   review on an annual basis and approve, upon recommendation by the Corporate Governance, Nominating and Risk Committee, any amendments to the Charters and chair position descriptions of each of its committees.

Board Process/Effectiveness

∎   review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

∎   approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and

∎   adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

Composition

∎   The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading;

∎   A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

88	Precision Drilling Corporation

∎   The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

∎   The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors;

∎   The Board will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is duly elected or appointed;

∎   If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities;

∎   The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders; and

∎   Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgment.

Meetings and Quorum

∎   A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum;

∎   The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents;

∎   The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate; and

∎   Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

∎   The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of all Board and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

∎   The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, Suite 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com; and

∎   All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved effective July 31, 2016

2017 Management Information Circular	89

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Phone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com

You can contact our proxy solicitation agent

if you have questions:

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Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

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Email: contactus@kingsdaleadvisors.com

Facsimile: 416.867.2271

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call collect: 416.867.2272